Tractebel Energia
SUEZ

Florianópolis, November 10th, 2005.

CE DF-0046/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the translated copies of the minutes of meetings of the 65th (Sixty Fifth) and 66th (Sixty Sixth) Board of Directors Meeting, notice of extraordinary meeting, note to shareholders, relevant fact and a copy of the Third 2005 Quarterly Information Report Quarterly issued by Tractebel Energia. These documents were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Luciano Flávio Andriani
Financial and Investor Relations Director,
temporary

dlw 11/30

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SIXTY-FIFTH TRACTEBEL ENERGIA S.A. BOARD OF DIRECTORS MEETING

On the 7th day of the Month of October two thousand and five, at 08:00 hours, in the Company head offices, at Rua Antonio Dib Mussi, 366, Florianópolis/SC, upon ordinary summons, was held the meeting of the Board of Directors of Tractebel Energia S.A. attended by the following members: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Jan Franciscus María Flachet, Dirk Beeuwsaert, Victor-Frank de Paula Rosa Paranhos and Luiz Antônio Barbosa, representing the majority of its members. The Chairman of the board of Directors, Mr. Maurício Stolle Bähr presideding the meeting, proposed my name, José Moacir Schmidt as the procedures secretary, which was accepted by the board members. Saluting all present, the chairman submitted to discussion the subjects in the Agenda of the notice of meeting CA-008/2005, of September 26, 2005: Item 1 – Company listing and negotiation of ordinary shares issued in the segment of the New Market of São Paulo Stock Exchange ("BOVESPA"), and adoption, by the Management Board of Directors, of all measures and initiatives required for listing Tractebel Energia and the negotiation of ordinary shares issued by the Company in the segment of the New Market of BOVESPA; Item 2 – secondary public offering of distribution of ordinary shares issued by the Company ("Public Offering"), including permission to the Management Board to take all providences and undertake all actions required to carry out the Public Offering; Item 3 – ratify all actions already enforced by Company management, as well as approve the expenses already incurred inherent to listing the Company and the negotiation of the shares issued in the New Market segment of BOVESPA and the Public Offering; Item 4 – approve Additional Term No. 9 to Contract No. DGT.00.3340 for the supply of mineral coal to Jorge Lacerda Thermoelectric Complex; and Item 5 – general issues. After discussion of the subjects the Chairman submitted the items in the Agenda to vote by the Board Members who voted as follows: DELIBERATIONS: Item 1 – Unanimous approval of Company listing and negotiation of ordinary shares issued by the Company in BOVESPA's New Market segment, and recommendation for a General Shareholders Meeting for the approval of the alterations in the Company Bylaws in compliance with the rules established in the Rules of the New market of BOVESPA, and immediate authorization for the Management Board to undertake all measures, including but not limited to, signing contracts, terms and other documents, and all other actions required for Company listing and negotiation of ordinary shares issued by the Company in BOVESPA's New Market segment; Item 2 – Agree unanimously with the Public Offer to be carried out by its controlling shareholder and other shareholders of the Company that may adhere to it, in the terms of Instruction CVM No. 400/2003 and with the efforts for placement in the United States of América, based on the exemptions foreseen in *Rule 144A*, of the 1933 United States of America *Securities Act*, and other countries (except the United States of America and Brazil), based on *Regulation S* of the 1933 *Securities Act*, Instruction CVM No. 325/2000 and Resolution CMN n° 2.689/2000, the Management Board of the Company is henceforth authorized to undertake all actions required for the Public Offering, including but not limited to: (i) undertake all measures required by public and private authorities in Brazil and abroad, particularly concerning CVM, the Central Bank of Brazil, BOVESPA and the Brazilian Company of Liquidation and Custody ("CBLC"); and (ii) sign all and any contracts, communications, certificates and documents deemed necessary or appropriate for the Public Offering, including but not limited to the Contract of Distribution of Ordinary Shares Issued by Tractebel Energia S.A, the Services Agreement for Stabilization of the Prices of Ordinary

CNPJ/MF 02.474.103/0001-19 – NIRE 42300024384

MINUTES OF THE SIXTY-SIXTH TRACTEBEL ENERGIA S.A. BOARD OF DIRECTORS MEETING

On the 19th day of the Month of June two thousand and five, at 16:00 hours, on Avenida Almirante Barroso, 52, 14° andar, conjunto 1401, in the city of Rio de Janeiro/RJ, upon ordinary summons, was held the meeting of the Board of Directors of Tractebel Energia S.A. attended by the following members: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Jan Franciscus María Flachet, Victor-Frank de Paula Rosa Paranhos, and Luiz Antônio Barbosa, representing the majority of its members. The meeting was presided by the Chairman of the Board of Directors, Mr. Maurício Stolle Bähr, who proposed my name, José Moacir Schmidt, as meeting secretary, which was accepted by the board members. Saluting the present, the chairman submitted to discussion the subjects in the Agenda of the notice of meeting CA-009/2005, dated October 10th 2005: **Item 1** – approval of the Financial Reports presented on 06.30.2005; **Item 2** – approval of credit and payment of interest over equity capital and distribution of dividends; **Item 3** – approve signing the Energy Commercialization Contracts within the Regulated environment – CCEAR; and **Item 4** – general matters. After discussion of the subjects, the Chairman submitted to vote the items in the Agenda, and the Board decided the following: **DECISIONS**: **Item 1** – Approved, unanimously, in accordance with item XV of article 19, c/c the §2° of article 30 of the Company Bylaws, the Financial Report of 06.30.2005, consubstantiated in the Quarterly Information – ITR of the same date; **Item 2** – Approved, unanimously, in the terms of DD-268/0001, dated 10/17/2005, filing at the Company, the proposal of the Management Board for (i) credit of interest over equity capital, referent to the period between the 1st of June and the 10th of November 2005, in accordance with article 9th of Law No. 9.249/95 and Deliberation No. 207/96 of the Securities and Exchange Commission of Brazil – CVM; (ii) distribution of intercalate dividends, based on the financial report of 06.30. 2005; and (iii) distribution of interim dividends, for the existing profit reserves account in 12. 31.2004, except the legal, being the latter two based, respectively, on the *caput* and the § 2nd of article 204 of Law No. 6.404/76, in the following amounts and conditions: I – Interest Over Equity Capital: a) Amount – The Gross amount of interest over equity capital shall be R$ 122,000,000.00 (One hundred and twenty million BRL), corresponding to R$ 0,186904 per share; b) Credit date – The credit of interest over equity capital, in the Company accounting records shall take place on 11.10.2005, based on the shares position on 10.31.2005; c) Negotiation of shares – Company shares will be negotiated ex-interest over equity capital as from 11.01.2005; d) Income Tax Deducted at Source – Interest over equity capital is subject to income tax deducted at source, at a rate of 15%, except for shareholders provenly immune or exempt. As for the Shareholders residing or domiciled in a country not taxing income or taxing income at a rate below 20%, in accordance with art. 24 of Law No. 9.430, of December 27, 1996, the rate of the income tax at source shall be 25%; e) Proof of immunity or exemption – Shareholder immune or exempt from income tax shall, within the terms the present tax legislation, submit proof of immunity or exemption before 11.04.2005, at the Company head offices, on Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, attn. of the Department of Tax Planning and Management – PGT; f) apportionment of interest to dividends – Interest over equity capital, net of income tax deducted at source, shall be apportioned to the compulsory dividends in accordance with article 202 of Law No. 6.404/76; g) Payment of interest over equity capital – The date for the start of payment of interest over equity capital is 11.10.2005, based on the data in the registry of Banco Itaú S.A.. II – Interim

Dividends: a) Amount – The amount of interim dividends shall be R$ 147,000,000,00 (One hundred and forty seven million BRL), corresponding to R$ 0.225204 per share; b) Negotiation of Shares – Company shares shall be negotiated *ex*-interim dividends as from 11.01.2005; c) Payment of interim dividends – The date for the start of payment of interim dividends is 11.10.2005, based on the shares position on 10.31.2005 and the data in the registry of Banco Itaú S.A.. III – Intercalate Dividends: a) Amount – The amount of the intercalate dividends shall be R$ 141,000,000.00 (One hundred and forty one million BRL), corresponding to R$ 0.216012 per share; b) Negotiation of Shares - Company shares shall be negotiated *ex*-intercalate dividends as from 11.01.2005; e c) Payment of intercalate dividends - The date for the start of payment of intercalate dividends is 11.10.2005, based on the shares position on 10.31.2005 and the data in the registry of Banco Itaú S.A.; Item 3 – approved, unanimously, signing the Contracts for Commercialization of Energy in the Regulated Environment – CCEAR, for supply starting on January 01, 2009 and with the duration of eight (8) years, referent to the auction of existing energy carried out on October 11, 2005, within the following conditions: Tractebel Energia S.A. – volume equal to 191MW average at the price of 93.03 R$/MWh, and Tractebel Energia Comercializadora Ltda. – volume equal to 190 MW average at the price of 94.96 R$/MWh.
All actions by the Management Board are here convalidated, which is also hereby authorized to undertake all other actions deemed necessary for the consecution of this decision. The meeting was then opened to questions or comments to all members, who did not express any queries or suggestions thus prompting the Chairman to close the procedures, requesting the present minutes to be registered by me in the condition of meeting Secretary, which, after read and approved by the members of the Board of Directors, including the Chairman and myself, were duly signed by all present.
Rio de Janeiro/RJ, October 19, 2005.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Board Member

Jan Franciscus María Flachet
Board Member

Victor-Frank de Paula Rosa Paranhos
Board Member

Luiz Antônio Barbosa
Board Member

José Moacir Schmidt
Secretary

GENERAL EXTRAORDINARY MEETING
NOTICE OF MEETING

Within the terms of applicable legislation and corporate Bylaws, the Shareholders of **TRACTEBEL ENERGIA S.A,** ("Company") are hereby notified to attend the Extraordinary General Meeting to be held on **November 09, 2005,** at 11:00, in the Company Head Offices at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State Capital, to deliberate on the alterations of the Company Bylaws, with the following agenda:

Item 1 – adequate the Bylaws to the rules and procedures of the Listing Regulation for the New Market of São Paulo Stock Exchange – Bovespa ("Bovespa"), for the adhesion of the Company and listing and negotiation of its shares in Bovespa's New Market segment approved by the Board of Directors of the Company in the meeting held on October 07, 2005; and

Item 2 – alter the §1st of art. 30, increasing from 25% (twenty five percent) to 30% (thirty percent) of net profit the minimum percentage for the distribution of dividends.

In compliance with the disposed in article 135, § 3rd, of Law No. 6.404/1976, we inform that the copies of the documents of the Agenda are at the shareholders disposal at the Company head offices and website (www.tractebelenergia.com.br).

Within the terms of the applicable legislation and article 13 of the Company Bylaws, the shareholders must prove their condition as such within 72 (seventy two) hours before the General Meeting, submitting the documents proving titularity of Tractebel Energia S.A. shares, at the Company head offices during office hours.

Florianópolis, 25 of October, of 2005.
Maurício Stolle Bähr
Chairman of the Board of Directors

Tractebel Energia
SUEZ

Tractebel Energia S.A.

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC

PUBLICLY OWNED COMPANY – CNPJ 02.474.103/0001-19

NOTE TO THE SHAREHOLDERS

We inform Company Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A., in meeting held on 10.19.2005, empowered by item XV of article 19 of the Company Bylaws, approved (i) the equity capital interest credit, for the period between June 01 and November 10, 2005, in accordance with article 9th of Law No. 9.249/95 and Decision No. 207/96 of the Securities and Exchange Commission of Brazil - CVM; (ii) distribution of intercalate dividends based on the financial report of 06.30.2005; and (iii) distribution of interim dividends on account of existing profit reserves on 12.31.2004; except the legal; the latter two fundamented respectively, on the caput and § 2nd of art. 204 of Law No. 6.404/76, within the following terms and conditions:

<u>I – Interest over Equity Capital:</u>

a) Amount
The Gross amount of the interest over equity capital will be R$ 122,000,000.00 (One hundred and twenty two million BRL), corresponding to R$ 0.186904 per share.

b) Date of credit
The credit of interest over equity capital, in the Company accounting registers, will take place on 11.10.2005, based on the shares position on 10.31.2005.

c) Negotiation of Shares
Company shares will be negotiated ex-interest over equity capital as from 11.01.2005.

d) Income Tax Deducted at Source
The amounts of the interest over equity capital shall be subject to income tax deducted at source, Interest over equity capital is subject to income tax deducted at source, at a rate of 15%, except for shareholders provenly immune or exempt. As for the Shareholders residing or domiciled in a country not taxing income or taxing income at a rate below 20%, in accordance with art. 24 of Law No. 9.430, of December 27, 1996, the rate of the income tax at source shall be 25%.

e) **Proof of immunity or exemption**
Shareholder immune or exempt from income tax shall, within the terms the present tax legislation, submit proof of immunity or exemption before 11.04.2005, at the Company head offices, on Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, attn. of the Department of Tax Planning and Management – PGT.

f) Apportionment of interest to dividends
Interest over equity capital, net of income tax deducted at source, shall be apportioned to the compulsory dividends in accordance with article 202 of Law No. 6.404/76.

g) Payment of interest over equity capital
The date for the start of payment of interest over equity capital is 11.10.2005, based on the data in the registry of Banco Itaú S.A.

II – Interim dividends:

a) Amount
The amount of interim dividends shall be R$ 147,000,000,00 (One hundred and forty seven million BRL), corresponding to R$ 0.225204 per share.

b) Negociação das Ações
Company shares shall be negotiated *ex*-interim dividends as from 11.01.2005.

c) Payment of interim dividends
The date for the start of payment of interim dividends is 11.10.2005, based on the shares position on 10.31.2005 and the data in the registry of Banco Itaú S.A..

III – Intercalate Dividends:

a) Amount
The amount of the intercalate dividends shall be R$ 141,000,000.00 (One hundred and forty one million BRL), corresponding to R$ 0.216012 per share.

b) Negotiation of Shares
Company shares shall be negotiated *ex*-intercalate dividends as from 11.01.2005.

c) Payment of intercalate dividends
The date for the start of payment of intercalate dividends is 11.10.2005, based on the shares position on 10.31.2005 and the data in the registry of Banco Itaú S.A

Florianópolis, 19 of October of 2005.
Marc Verstraete
Financial and Investor Relations Director

Tractebel Energia
SUEZ

TRACTEBEL ENERGIA S.A.
Public Company
CNPJ/MF 02.474.103/0001-19

RELEVANT FACT

TRACTEBEL ENERGIA S.A. ("Company"), complying with Instruction CVM No. 358, of January 3, 2002, informs the shareholders and the market in general that:

Following the Relevant Fact of June 07, 2005, dealing with the conversion of all class "A" and "B" preferred shares issued by the Company into ordinary shares on a 1 for 1 basis, a process concluded on September 30, 2005, were approved new measures designed to further approach the Company to the stock market:

1. The Board of Directors of the Company approved, at the meeting held on October 07, 2005, the adhesion of the Company and listing and negotiation of its shares in New Market segment of São Paulo Stock Exchange – Bovespa. The effective adhesion of the Company and listing and negotiation of its shares in such segment of Bovespa is conditioned to the approval of the respective changes at the Company General Shareholders Meeting.

2. In order to increase the liquidity of the shares negotiated at BOVESPA, the Company's controlling shareholder, Suez Energy South America Participações Ltda. ("SESA"), intends to hold a secondary public offering which will comprise approximately 8% of the Company's voting capital at the time of the offering. The present participation of SESA in the capital and voting stock of the Company is 78.31%. It is not excluded the participation of other shareholders of the Company in the offering.

3. The offering will be carried out through a secondary public distribution, in a non-organized OTC market, in Brazil, in accordance with the Instruction of the Securities and Exchange Commission of Brazil No. 400, of December 29, 2003, and will count with efforts for sales abroad, based on the register foreseen in *Rule 144A* and *Regulation S*, both in the 1993 United States of America *Securities Act*.

4. The request for the register of the secondary public offering was formally registered at the Securities and Exchange Commission of Brazil on October 07, 2005.

5. Banco UBS S.A., Banco Itaú BBA S.A. and Banco JP Morgan S.A. were hired for the services of coordination and public distribution of the Company shares within the scope of the offering.

Florianópolis, 10 of October, 2005.

Manoel Arlindo Zaroni Torres
President
Tractebel Energia S.A.

Marc Verstraete
Financial and Investor Relations Director
Tractebel Energia S.A.

Maurício Stolle Bähr
Chairman of the Board of Directors
Tractebel Energia S.A.

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

RECEIVED
2005 NOV 29 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

4 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3212-2211	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
048	3212-2220	-	-	

15 - E-MAIL
previtali@tractebelenergia.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
MARC VERSTRAETE

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

4 - CEP	5 - MUNICÍPIO	6 - UF
88015-110	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	3221-7060	-	-	
12 - DDD	**13 - FAX**	**14 - FAX**	**15 - FAX**	
048	3221-7002	-	-	

16 - E-MAIL
marc@tractebelenergia.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2005	31/12/2005	3	01/07/2005	30/09/2005	2	01/04/2005	30/06/2005

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	**12 - CPF DO RESP. TÉCNICO**
PAULO RICARDO PINTO ALANIZ	369.375.330-04

Somente para fins de identificação
BDO TREVISAN Auditores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2005	2 - TRIMESTRE ANTERIOR 30/06/2005	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2004
Do Capital Integralizado			
1 - Ordinárias	652.742	652.667	464.052.075
2 - Preferenciais	0	75	188.690.118
3 - Total	652.742	652.742	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 112 - Energia elétrica
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	PNA	0,1997400000
02	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	PNB	0,1685160000
03	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	ON	0,1685160000
04	RCA	19/10/2005	Juros Sobre Capital Próprio	10/11/2005	ON	0,1869040000
05	RCA	19/10/2005	Dividendo	10/11/2005	ON	0,2252040000
06	RCA	19/10/2005	Dividendo	10/11/2005	ON	0,2160120000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
21/10/2005	

Somente para fins de
Identificação
BDO TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
1	Ativo Total	5.102.761	4.969.690
1.01	Ativo Circulante	839.920	677.898
1.01.01	Disponibilidades	5.342	3.827
1.01.01.01	Numerário Disponível	5.342	3.827
1.01.02	Créditos	692.927	555.229
1.01.02.01	Títulos e Valores Mobiliários	374.242	202.692
1.01.02.02	(-) Prov.p/Perdas em Aplic.Financeiras	(11.896)	(11.896)
1.01.02.03	Consumidores, Concess. e Permissionárias	391.053	426.706
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(121.745)	(130.816)
1.01.02.05	Cauções e Dep.Vinculados - CCEE	10.590	10.330
1.01.02.06	Devedores Diversos-Conc. Energia Elétr.	15.630	8.169
1.01.02.07	Adiantamento a Fornecedores	4.164	10.995
1.01.02.08	Créditos da Cta Cons.Combustível-CCC/CDE	30.889	39.049
1.01.03	Estoques	15.702	15.610
1.01.04	Outros	125.949	103.232
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	7.686	6.651
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	74.383	51.369
1.01.04.03	(-) Provisão p/Perdas Recup.Créd. ICMS	(38.271)	(36.341)
1.01.04.04	Despesas Pagas Antecipadamente	11.978	4.860
1.01.04.05	Ativo Fiscal Diferido	61.789	68.791
1.01.04.06	Outros	8.384	7.902
1.02	Ativo Realizável a Longo Prazo	365.348	336.277
1.02.01	Créditos Diversos	135.088	89.277
1.02.01.01	Concessionárias e Permissionárias	7.846	9.697
1.02.01.02	Devedores Diversos-Conc. Energia Elétr.	31.203	13.570
1.02.01.03	Títulos e Valores Mobiliários	36.125	36.325
1.02.01.04	Alienação de Bens e Direitos	59.914	29.685
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	230.260	247.000
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	7.105	6.510
1.02.03.02	Depósitos Judiciais	44.607	33.227
1.02.03.03	Ativo Fiscal Diferido	176.451	204.384
1.02.03.04	Despesas Pagas Antecipadamente	1.614	2.396
1.02.03.05	Outros	483	483
1.03	Ativo Permanente	3.897.493	3.955.515
1.03.01	Investimentos	940.192	941.625
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	938.076	939.509
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	374	374
1.03.02	Imobilizado	2.957.301	3.013.890

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2005	4 -30/06/2005
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
2	Passivo Total	5.102.761	4.969.690
2.01	Passivo Circulante	495.827	635.320
2.01.01	Empréstimos e Financiamentos	192.201	188.477
2.01.01.01	Principal	174.273	177.968
2.01.01.02	Encargos	17.928	10.509
2.01.02	Debêntures	10.208	3.968
2.01.02.01	Encargos	10.208	3.968
2.01.03	Fornecedores	128.620	148.217
2.01.04	Impostos, Taxas e Contribuições	24.547	54.899
2.01.04.01	Tributos e Contrib. Sociais Correntes	23.544	53.904
2.01.04.02	Tributos e Contrib. Sociais Parcelados	1.003	995
2.01.05	Dividendos a Pagar	3.408	98.438
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	3.408	98.438
2.01.06	Provisões	31.639	30.849
2.01.06.01	Obrigações Estimadas	31.639	30.849
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	105.204	110.472
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	13.275	6.545
2.01.08.02	Benefício Pós-Emprego	40.800	49.314
2.01.08.03	Passivo Fiscal Diferido	36.532	39.616
2.01.08.04	Operações com Derivativos	323	94
2.01.08.05	Outros	14.274	14.903
2.02	Passivo Exigível a Longo Prazo	1.229.926	1.264.733
2.02.01	Empréstimos e Financiamentos	645.275	707.805
2.02.01.01	Principal	645.275	707.805
2.02.02	Debêntures	197.003	199.089
2.02.02.01	Principal	197.003	199.089
2.02.03	Provisões	154.995	140.445
2.02.03.01	Obrigações Estimadas	13.736	14.100
2.02.03.02	Contingências	141.259	126.345
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	232.653	217.394
2.02.05.01	Tributos e Contribuições Sociais	6.433	6.631
2.02.05.02	Benefícios Pós-Emprego	226.220	210.763
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	3.377.008	3.069.637
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	249.495	249.495
2.05.04.01	Legal	102.252	102.252
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

Somente para fins de
Identificação
BDO TREVISAN Auditores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2005	4 -30/06/2005
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	147.243	147.243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	590.052	282.681

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.01	Receita Bruta de Vendas e/ou Serviços	661.405	2.056.200	689.461	1.926.203
3.01.01	Suprimento de Energia Elétrica	500.791	1.524.338	530.358	1.487.234
3.01.02	Fornecimento de Energia Elétrica	79.700	256.696	81.993	223.938
3.01.03	Subvenção Combustível - CCC/CDE	75.003	257.796	70.804	198.344
3.01.04	Serviço Prestado	3.564	10.351	3.124	8.903
3.01.05	Venda de Cinzas	1.860	5.713	2.952	7.263
3.01.06	Outras	487	1.306	230	521
3.02	Deduções da Receita Bruta	(58.926)	(209.897)	(43.751)	(119.017)
3.02.01	Impostos e Contribuições	(57.503)	(205.539)	(42.656)	(116.060)
3.02.02	Repasse - CCC/CDE - Venda de Cinzas	(1.423)	(4.358)	(1.095)	(2.957)
3.03	Receita Líquida de Vendas e/ou Serviços	602.479	1.846.303	645.710	1.807.186
3.04	Custo de Bens e/ou Serviços Vendidos	(292.745)	(941.634)	(317.643)	(973.364)
3.04.01	Pessoal	(17.743)	(58.466)	(15.750)	(55.794)
3.04.02	Material	(4.898)	(13.807)	(5.804)	(10.389)
3.04.03	Serviço de Terceiro	(10.638)	(28.647)	(10.194)	(22.327)
3.04.04	Combustível p/Prod.Ener.Elétr - CCC/CDE	(74.931)	(257.511)	(69.202)	(193.912)
3.04.05	Combustível p/Prod.Ener.Elétrica	(27.231)	(81.211)	(38.033)	(109.509)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(19.306)	(38.316)	(15.007)	(33.364)
3.04.07	Depreciação / Amortização	(37.687)	(117.959)	(39.667)	(119.326)
3.04.08	Energia Elétrica Comprada p/Revenda	(96.739)	(328.188)	(139.455)	(446.612)
3.04.09	Uso de Bem Público - UBP	(544)	(3.128)	(1.245)	(3.588)
3.04.10	Constituição de Provisões Operacionais	(3.877)	(12.779)	(7.733)	(23.199)
3.04.11	Reversão de Provisões Operacionais	4.034	14.308	29.014	57.929
3.04.12	Seguros	(1.745)	(5.560)	(2.202)	(6.393)
3.04.13	Outros	(1.440)	(10.370)	(2.365)	(6.880)

Somente para fins de
Identificação
BDO TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.05	Resultado Bruto	309.734	904.669	328.067	833.822
3.06	Despesas/Receitas Operacionais	(6.076)	(94.395)	13.594	(217.672)
3.06.01	Com Vendas	(24.969)	(83.712)	(42.117)	(90.541)
3.06.01.01	Pessoal	(1.262)	(4.190)	(920)	(3.363)
3.06.01.02	Serviço de Terceiro	(482)	(1.483)	(350)	(925)
3.06.01.03	Encargos de Uso da Rede Elétrica	(31.471)	(84.652)	(42.108)	(85.161)
3.06.01.04	Depreciação / Amortização	(9)	(26)	(8)	(23)
3.06.01.05	Reversão de Créditos para Liq. Duvidosa	9.071	9.071	2.433	2.433
3.06.01.06	Outras	(816)	(2.432)	(1.164)	(3.502)
3.06.02	Gerais e Administrativas	(35.541)	(97.579)	(20.162)	(122.467)
3.06.02.01	Pessoal	(7.733)	(26.272)	(7.347)	(24.240)
3.06.02.02	Serviço de Terceiro	(4.751)	(15.905)	(4.476)	(13.767)
3.06.02.03	Depreciação / Amortização	(281)	(876)	(415)	(1.225)
3.06.02.04	Constituição de Provisões Operacionais	(17.309)	(43.733)	(4.658)	(81.290)
3.06.02.05	Reversão de Provisões Operacionais	7.122	27.413	10.203	38.312
3.06.02.06	Taxa de Fiscalização	(1.851)	(5.893)	(1.466)	(4.398)
3.06.02.07	Previdência Privada - SB-40	(4.070)	(12.909)	(5.311)	(16.801)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(5.060)	(1.687)	(5.060)
3.06.02.09	Outras	(4.981)	(14.344)	(5.005)	(13.998)
3.06.03	Financeiras	24.180	(2.517)	47.971	(49.204)
3.06.03.01	Receitas Financeiras	17.636	23.475	11.294	46.854
3.06.03.01.01	Rendas de Aplicações Financeiras	11.386	11.386	10.087	28.325
3.06.03.01.02	Variação Monetária	5.173	6.512	153	4.591
3.06.03.01.03	Outras	1.077	5.577	1.054	13.938
3.06.03.02	Despesas Financeiras	6.544	(25.992)	36.677	(96.058)

Somente para fins de Identificação BDO TREVISAN Auditores Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.06.03.02.01	Encargos de Dívidas	(7.362)	(50.974)	(25.047)	(75.617)
3.06.03.02.02	Encargos de Debêntures	(6.292)	(10.294)	0	0
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(954)	(5.518)	1.094	(1.466)
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação ELOS	(3.204)	(6.388)	(1.721)	(5.242)
3.06.03.02.05	Encargos s/Tributos e Contrib. Sociais	(79)	(7.322)	(922)	(1.082)
3.06.03.02.06	Variação Monetária s/Empr.Financiamentos	32.002	136.653	66.816	11.214
3.06.03.02.07	Variação Monetária de Debêntures	2.086	2.997	0	0
3.06.03.02.08	Var.Monet.s/Prov./Rev.Provisões Operac.	213	(2.913)	1.199	(530)
3.06.03.02.09	Var.Monet.s/Obrig.Contr.Fundação ELOS	(1.788)	(5.833)	(1.728)	(4.926)
3.06.03.02.10	Variação Monetária - Outras	(276)	(3.259)	(2.188)	(5.504)
3.06.03.02.11	Perdas com Swap de Taxa de Juros	(228)	(570)	(334)	(1.150)
3.06.03.02.12	Perdas em Aplicações Financeiras	(3.380)	(58.014)	0	0
3.06.03.02.13	Outras	(4.194)	(14.557)	(492)	(11.755)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	30.254	89.413	27.902	44.540
3.07	Resultado Operacional	303.658	810.274	341.661	616.150
3.08	Resultado Não Operacional	3.625	3.515	(62)	(2.617)
3.08.01	Receitas	31.369	31.435	11	29.011
3.08.02	Despesas	(27.744)	(27.920)	(73)	(31.628)
3.09	Resultado Antes Tributação/Participações	307.283	813.789	341.599	613.533
3.10	Provisão para IR e Contribuição Social	31.938	(79.586)	(44.653)	(44.441)
3.10.01	Contribuição Social	2.664	(19.999)	(13.508)	(13.465)
3.10.02	Imposto de Renda	29.274	(59.587)	(31.145)	(30.976)
3.11	IR Diferido	(31.850)	(34.151)	(61.611)	(35.191)

Somente para fins de
Identificação
BDO TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.11.01	Contribuição Social	(27.646)	(35.390)	(14.757)	(37.752)
3.11.02	Imposto de Renda	(4.204)	1.239	(46.854)	2.561
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	307.371	700.052	235.335	533.901
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742	652.742	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,47089	1,07248	0,00036	0,00082
	PREJUÍZO POR AÇÃO				

Somente para fins de
Identificação
BDO TREVISAN Auditores
Independentes

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Co-geração Lages, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Co-geração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 5.968 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 9-d.

O controle acionário da Companhia pertence à Suez Energy South America Participações Ltda., nova denominação da Tractebel EGI South America Ltda, empresa constituída no Brasil sob o controle da Suez-Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia possui participação societária nas seguintes empresas:

Empresa	Participação	Localização	Empreendimento
Ita Energética S.A. – ITASA	48,75%	Divisa SC/RS	UHE - Itá
Companhia Energética Meridional - CEM	99,99%	Goiás - GO	UHE – Cana Brava
Lages Bioenergética Ltda	99,99%	Lages – SC	Co-geração Lages
Tractebel Energia Comercializadora Ltda	99,99%	Fpolis - SC	-
Delta Energética S.A.	99,99%	Fpolis – SC	-

As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo e acrescidos dos rendimentos auferidos até a data-base das Informações Trimestrais. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no período de setembro de 2000 a setembro de 2002, no âmbito do, à época, Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias ou ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, vigentes na data-base das Informações Trimestrais, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece à expectativa de realização dos valores que lhe deram origem;

os materiais em estoque são registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data-base das Informações Trimestrais.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos pelo custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 9;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado;

até 31.12.1998, foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 16);

os financiamentos, os recursos de debêntures e os encargos decorrentes de ambos, apropriados até a data-base das Informações Trimestrais são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 12 e Nota 13) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 19).

Demonstrações Financeiras Consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (ver Nota 8-b), não há efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

04.01 - NOTAS EXPLICATIVAS

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	30.09.2005	30.06.2005
Circulante		
Certificado de Depósito Bancário – CDB	12.578	13.264
Fundo de Investimentos Exclusivo	342.009	168.883
Letras Financeiras do Tesouro – LFT	66	63
Notas do Banco Central – NBC-E	19.589	20.482
	374.242	**202.692**
(-) Provisão para perdas em aplicações financeiras	(11.896)	(11.896)
	362.346	**190.796**
Longo Prazo		
Fundo de Investimentos Exclusivo	**36.125**	**36.325**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.09.2005, cujos valores contábeis não excedem aos preços médios de mercado, podendo ser negociados independentemente de seus vencimentos, sem prejuízo dos rendimentos.

A Companhia possui, por meio do Fundo de Investimentos Exclusivo, CDBs e LFTs, ambos indexados ao CDI, e operações de *swaps* realizadas no mercado de balcão com registro e liquidação na Cetip, em que o Fundo fica ativo em câmbio e passivo em CDI.

A provisão para perdas em aplicações financeiras refere-se a aplicações em CDB que a Companhia possui no Banco Santos S.A., o qual teve a falência decretada em 20.09.2005.

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	30.09.2005				30.06.2005
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	29.300	451	2.333	32.084	40.642
Concessionárias	165.827	-	-	165.827	174.727
Comercializadoras	55.242	-	-	55.242	46.960
Exportação	75	-	740	815	1.440
Transações no âmbito do MAE	125.138	-	11.947	137.085	162.937
	375.582	**451**	**15.020**	**391.053**	**426.706**
(-) Provisão para Créditos de Liquidação Duvidosa	(109.845)	-	(11.900)	(121.745)	(130.816)
	265.737	**451**	**3.120**	**269.308**	**295.890**
Longo prazo					
Transações no âmbito do MAE	7.846	-	-	7.846	9.697
	7.846	**-**	**-**	**7.846**	**9.697**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livres" tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Os valores indicados na rubrica Consumidores livres como vencidos, de R$ 451 e R$ 2.333, estão em processo de negociação com os clientes.

O valor de R$ 11.947 vencido há mais de 90 dias, indicado na rubrica Transação no Âmbito do MAE, refere-se a débito de agente inadimplente na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tal valor está sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, no valor de R$ 11.900, independentemente das ações aplicáveis ao caso.

Em setembro de 2003, a Companhia constituiu provisão, no valor de R$ 142.949, em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Despacho ANEEL nº 288, de 16.05.2002. A referida provisão vem sendo ajustada em face de desistências por parte de autores das ações impetradas.

Neste trimestre, a CCEE comunicou que um dos agentes devedores desistiu da ação judicial e que seu débito, que para a Companhia representava R$ 9.071, foi objeto de liquidação financeira, o que resultou em ajuste da provisão para R$ 109.845.

NOTA 5 – ATIVO FISCAL DIFERIDO

	30.09.2005				30.06.2005
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas UTE Jacuí	303.131	-	27.282	27.282	54.555
Remuneração das Imobilizações em Curso – RIC	238.882	33.433	-	33.433	33.433
Benefícios pós-emprego	131.565	32.891	11.841	44.732	55.160
Provisão para créditos de liquidação duvidosa	121.745	30.436	10.957	41.393	44.477
Provisão para contingências	141.259	35.315	12.713	48.028	42.957
Provisão para depreciação acelerada UTE William Arjona	32.708	8.177	2.944	11.121	11.405
Provisão para perdas com créditos de ICMS	38.271	9.568	3.444	13.012	12.356
Provisão para grandes manutenções	30.512	7.628	2.746	10.374	10.996
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	4.045
Provisão bônus gerencial	701	175	63	238	353
Provisão honorários advocatícios	624	156	56	212	210
Base negativa da contribuição social	48.557	-	4.370	4.370	3.228
		160.753	77.487	238.240	273.175
Classificação do ativo fiscal diferido:					
Circulante		46.318	15.471	61.789	68.791
Realizável a longo prazo		114.435	62.016	176.451	204.384
		160.753	77.487	238.240	273.175

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Conforme mencionado na Nota 9, a Companhia, em julho de 2004, transferiu 33,33% do empreendimento Jacuí à Elétrica Jacuí S.A. - ELEJA. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí, correspondente a 66,66%, ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em 29.07.2005 a ELEJA adquiriu da Companhia participação adicional de 33,33% do projeto Jacuí, passando a ser titular de 66,66% do mesmo, mediante o exercício da primeira das suas opções de compra previstas no contrato. Em decorrência deste fato, houve reversão de parte da provisão para perdas econômicas, no montante de R$ 303.040.

A realização da provisão para perdas econômicas da UTE Jacuí no ano de 2006 está baseada no pressuposto do exercício das opções de venda e compra pela Companhia e pela ELEJA, neste ano, da participação remanescente de 33,34% do projeto Jacuí. O valor do ativo fiscal diferido, já reconhecido contabilmente, refere-se à Contribuição Social sobre o Lucro Líquido e foi registrado

04.01 - NOTAS EXPLICATIVAS

em 1997. A Administração da Companhia está aguardando definições quanto ao exercício das opções de compra e venda para reconhecer o Imposto de Renda sobre a referida provisão, no valor de R$ 75.783.

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia indicam que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	27.282	-	-	-	-	-	-	27.282
Remuneração das Imobilizações em Curso – RIC	836	3.343	3.343	3.343	3.344	6.687	10.030	2.507	33.433
Demais diferenças temporárias	9.814	16.280	11.734	15.582	22.904	84.636	11.876	329	173.155
Base negativa da contribuição social	4.370	-	-	-	-	-	-	-	4.370
Ativo fiscal diferido, registrado	**15.020**	**46.905**	**15.077**	**18.925**	**26.248**	**91.323**	**21.906**	**2.836**	**238.240**
Ativo fiscal diferido - Jacuí	-	75.783	-	-	-	-	-	-	75.783
Ativo fiscal diferido - RIC	-	-	-	-	-	-	-	26.288	26.288
Ativo fiscal diferido, não registrado	**15.020**	**122.688**	**15.077**	**18.925**	**26.248**	**91.323**	**21.906**	**29.124**	**340.311**

Na elaboração do quadro acima, o ano de 2005 compreende somente 3 meses (outubro a dezembro).

A realização da RIC ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido no valor de R$ 26.288 (R$ 27.140 em 30.06.2005)

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.09.2005		30.09.2004	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**813.789**	**813.789**	**613.533**	**613.533**
Diferenças permanentes				
Adições				
Amortização de ágio	-	5.060	-	5.060
Gratificação e 13° de dirigentes	-	882	-	869
Doações incentivadas	774	774	150	150
Doações indedutíveis	115	115	143	143
Multas	(293)	(293)	-	-
Outras despesas indedutíveis	254	254	460	460
Exclusões				
Equivalência patrimonial	(89.413)	(89.413)	(44.540)	(44.540)
Reversão de juros sobre o capital próprio	(110.000)	(110.000)	-	-
Provisão para perdas da UTE Jacuí	-	(303.040)	-	(365.581)
Remuneração das Imobilizações em Curso – RIC	-	(81.465)	-	(95.085)
(=) Base de cálculo dos tributos no resultado	**615.226**	**236.663**	**569.746**	**115.009**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(55.370)**	**(59.166)**	**(51.277)**	**(28.752)**
Incentivos fiscais	-	774	-	150
Adicional de 10% sobre lucro até R$ 20 mensais	-	18	-	18
Outros	(19)	26	60	169
(=) Contrib. social e imposto renda no resultado	**(55.389)**	**(58.348)**	**(51.217)**	**(28.415)**
Composição dos tributos no resultado:				
Corrente	(19.999)	(59.587)	(13.465)	(30.976)
Diferido	(35.390)	1.239	(37.752)	2.561
	(55.389)	**(58.348)**	**(51.217)**	**(28.415)**

NOTA 7 – ALIENAÇÕES DE BENS E DIREITOS

Em 04.06.2004, a Companhia transferiu 33,33% do projeto Jacuí à Elétrica Jacuí S.A. – ELEJA, por R$ 29.000, e em 29.07.2005 a ELEJA adquiriu participação adicional de 33,33% do referido empreendimento, por R$ 31.181, mediante exercício da primeira opção de compra, prevista no contrato firmado em 04.06.2004, passando a ser titular de 66,66% do mesmo.

04.01 - NOTAS EXPLICATIVAS

De acordo com as condições contratuais os valores acima mencionados estão sendo atualizados pelo IGP-DI e perfazem, em 30.09.2005, o montante de R$ 29.812 (R$ 29.685 em 30.06.2005) e R$ 30.102, respectivamente.

NOTA 8 – INVESTIMENTOS

a) Composição

	30.09.2005	30.06.2005
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	268.983	265.214
Ágio	10.871	11.443
	279.854	**276.657**
Companhia Energética Meridional – CEM		
Equivalência patrimonial	602.141	580.892
Dividendos	(30.000)	-
Ágio	32.318	33.433
	604.459	**614.325**
Lages Bioenergética Ltda.		
Equivalência patrimonial	**39.905**	**37.216**
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	**13.851**	**11.304**
Delta Energética S.A.		
Equivalência patrimonial	7	7
	938.076	**939.509**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Câmara de Comercialização de Energia Elétrica - CCEE		
Quota de participação	3	3
	938.079	**939.512**
Bens e direitos de uso futuro e destinados à alienação	**1.742**	**1.742**
Outros investimentos	**371**	**371**
	940.192	**941.625**

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (Controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da UHE Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.09.2005	30.06.2005
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,75	48,75
Capital social	426.300	426.300
Patrimônio líquido	551.762	544.030
Resultado do período	31.246	23.514
Investimento:		
Equivalência patrimonial	268.983	265.214
Ágio	10.871	11.443
Resultado de equivalência patrimonial	15.232	11.463

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no 3º trimestre de 2005 foi de R$ 572.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	30.09.2005	30.06.2005
Circulante	77.766	67.256
Realizável a longo prazo	10.204	10.942
Permanente	1.074.201	1.084.561
	1.162.171	1.162.759
PASSIVO		
Circulante	103.018	101.321
Exigível a longo prazo	507.391	517.408
Patrimônio líquido	551.762	544.030
	1.162.171	1.162.759

RESULTADO	30.09.2005	30.09.2004
Receitas operacionais brutas	185.352	251.309
Deduções da receita operacional	(17.145)	(21.949)
Receitas líquidas de vendas	**168.207**	**229.360**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(1.331)	(89.928)
Custo de produção de energia elétrica	(40.098)	(35.046)
	(41.429)	**(124.974)**
LUCRO BRUTO	**126.778**	**104.386**
DESPESAS OPERACIONAIS		
Despesas com vendas	(14.469)	(16.746)
Despesas gerais e administrativas	(14.295)	(14.532)
	(28.764)	**(31.278)**
Resultado do serviço	**98.014**	**73.108**
Despesas financeiras líquidas	**(50.613)**	**(76.011)**
RESULTADO OPERACIONAL	**47.401**	**(2.903)**
RESULTADO NÃO OPERACIONAL	**-**	**(1)**
RESULTADO ANTES DOS TRIBUTOS	**47.401**	**(2.904)**
Imposto de renda e contribuição social	**(16.155)**	**-**
LUCRO LÍQUIDO (PREJUÍZO) DO PERÍODO	**31.246**	**(2.904)**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da UHE Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2005			30.06.2005
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	118.849.336	225.678.665	344.528.001	344.528.001
Quantidade de ações de propriedade da Tractebel Energia	118.849.332	225.678.665	344.527.997	344.527.997
Participação %	99,99	100,00	99,99	99,99
Capital social	145.415	278.807	424.222	424.222
Patrimônio liquido	-	-	572.141	580.892
Resultado do período	-	-	53.578	32.329
Investimento:				
Equivalência patrimonial	-	-	572.141	580.892
Ágio			32.318	33.433
Resultado de equivalência patrimonial			53.578	32.329

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que foram utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no 3º trimestre de 2005 foi de R$ 1.115.

b.3 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de co-geração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional

de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2005	30.06.2005
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	39.905	37.216
Resultado do período	9.375	6.686
Investimento:		
Equivalência patrimonial	39.905	37.216
Resultado de equivalência patrimonial	9.375	6.686

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

A Tractebel Energia Comercializadora Ltda., com sede em Florianópolis - SC, foi constituída em 16.10.2000. Tem como objeto social a comercialização de energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem assim a intermediação de qualquer dessas operações.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2005	30.06.2005
Quotas que compõem o capital social	2.200.000	2.200.000
Quotas de propriedade da Tractebel Energia	2.199.999	2.199.999
Participação %	99,99	99,99
Capital social	2.200	2.200
Patrimônio líquido	13.851	11.304
Resultado do período	11.228	8.681
Investimento:		
Equivalência patrimonial	13.851	11.304
Resultado de equivalência patrimonial	11.228	8.681

b.5 – Delta Energética S.A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta. Esta controlada foi constituída em 31.10.2001, sob a denominação de Delta Participações S.A. e em 26.04.2004 teve sua denominação social alterada para Delta Energética S.A. A controlada não exerceu atividades até o presente momento.

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	30.09.2005				30.06.2005
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,5	638.934	(471.396)	167.538	170.990
UHE Salto Osório	2,8	297.054	(224.571)	72.483	60.576
UHE Passo Fundo	2,5	123.120	(89.106)	34.014	34.761
UUHE Itá (em consórcio)	2,3	1.236.680	(143.408)	1.093.272	1.100.399
UHE Machadinho (em consórcio)	2,5	178.969	(14.662)	164.307	166.298
		2.474.757	(943.143)	1.531.614	1.533.024
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.456.991	(1.164.004)	1.292.987	1.312.920
UTE Charqueadas	4,4	54.808	(47.897)	6.911	7.284
UTE Alegrete	4,1	8.101	(7.221)	880	892
UTE William Arjona	4,3	174.498	(65.953)	108.545	107.918
		2.694.398	(1.285.075)	1.409.323	1.429.014
Sistema de Comunicação	6,1	1.102	(778)	324	531
Equipamentos Gerais e Outros	10,0	36.515	(19.755)	16.760	17.751
Total das imobilizações em serviço		5.206.772	(2.248.751)	2.958.021	2.980.320
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)		1.634	-	1.634	1.555
UHE Salto Santiago (obra de adição)		776	-	776	1.145
UHE Salto Osório (obra de adição)		8.658	-	8.658	20.973
Outros		666	-	666	1.319
		11.734	-	11.734	24.992
Geração Térmica					
UTE Jacuí		26.541	-	26.541	52.742
Complexo Jorge Lacerda (obra de adição)		12.770	-	12.770	9.911
UTE Charqueadas (obra de adição)		1.253	-	1.253	879
Outros		83	-	83	18
		40.647	-	40.647	63.550
Equipamentos Gerais e Outros		3.463	-	3.463	1.592
Total das imobilizações em curso		55.844	-	55.844	90.134
Total das imobilizações		5.262.616	(2.248.751)	3.013.865	3.070.454
Obrigações Especiais		(56.564)	-	(56.564)	(56.564)
Total do ativo imobilizado		5.206.052	(2.248.751)	2.957.301	3.013.890

04.01 - NOTAS EXPLICATIVAS

b) Mutação no trimestre

	Em serviço	Em Curso	Total
Saldo em 31.03.2005	**3.016.231**	**83.519**	**3.099.750**
Aquisições	847	10.378	11.225
Transferências	3.763	(3.763)	-
Depreciação	(40.431)	-	(40.431)
Baixas	(90)	-	(90)
Saldo em 30.06.2005	**2.980.320**	**90.134**	**3.070.454**
Aquisições	564	10.805	11.369
Transferências	18.672	(18.672)	-
Depreciação	(40.204)	-	(40.204)
Baixas	(1.331)	(26.423)	(27.754)
	2.958.021	**55.844**	**3.013.865**
Obrigações Especiais	(56.564)	-	(56.564)
Saldo em 30.09.2005	**2.901.457**	**55.844**	**2.957.301**

c) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 30.09.2005 e 30.06.2005, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

d) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 8-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

e) Usina Termelétrica Jacuí

Em junho de 2004, após conduzir um processo competitivo entre potenciais terceiros interessados no projeto Jacuí, a Companhia transferiu 33,33% do projeto Jacuí à Elétrica Jacuí S.A. - ELEJA, por R$ 29.000. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí, correspondente a 66,66%, ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em 29.07.2005 a ELEJA adquiriu da Companhia participação adicional de 33,33% do projeto Jacuí, por R$ 31.181, passando a ser titular de 66,66% do mesmo, mediante o exercício da primeira das suas opções de compra previstas no contrato. Em 2006, tanto a Companhia como a ELEJA poderão exercer suas opções de venda e compra, reciprocamente, da participação remanescente da Companhia no projeto Jacuí, hipótese em que a ELEJA passaria a ser detentora de 100% do projeto Jacuí. Nos termos do contrato, a ELEJA assumiu a responsabilidade

pela conclusão do projeto Jacuí. Em 2005, a autorização para a implantação e exploração da UTE Jacuí foi transferida da Companhia para a ELEJA, conforme aprovação da ANEEL.

Os valores associados aos ativos baixados pela Companhia, neste trimestre, em decorrência dos fatos acima informados, são os seguintes:

Custo bruto	400.696
Remuneração das imobilizações em curso - RIC	(71.242)
Sub-total	329.454
Reversão de provisão	(303.040)
Valor contábil líquido	**26.414**

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a UTE Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da UTE William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia amortizou o valor econômico destes ativos no período de sua utilização, mantendo um valor residual de R$ 68.485, que era compatível com o valor estimado de alienação. O valor amortizado no período de 2002 a 2004 foi de R$ 35.214.

Em 26.10.2004, a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o término do contrato com a CBEE, as referidas unidades geradoras seriam mantidas, estando à disposição para operação centralizada, de acordo com as normas e procedimentos do Operador Nacional do Sistema – ONS, a partir de 1º de janeiro de 2005, nas mesmas condições das unidades 1, 2 e 3.

04.01 - NOTAS EXPLICATIVAS

Desta forma, o processo de depreciação das referidas unidades não foi interrompido. Concomitantemente com a depreciação, a Companhia está revertendo a amortização acelerada reconhecida ao longo do contrato com a CBEE.

NOTA 11 - FORNECEDORES

	30.09.2005	30.06.2005
Energia elétrica	44.559	56.889
Combustíveis fósseis	38.640	48.487
Encargos de uso da rede elétrica	30.858	26.973
Materiais e serviços	14.563	15.868
	128.620	**148.217**

NOTA 12 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.09.2005			30.06.2005		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	89.297	288.133	377.430	89.183	317.429	406.612
Instituições financeiras	19.345	131.212	150.557	17.861	142.895	160.756
	108.642	**419.345**	**527.987**	**107.044**	**460.324**	**567.368**
Moeda Nacional						
ELETROBRÁS	71.555	193.473	265.028	69.796	212.036	281.832
Instituições financeiras	12.004	32.457	44.461	11.637	35.445	47.082
	83.559	**225.930**	**309.489**	**81.433**	**247.481**	**328.914**
	192.201	**645.275**	**837.476**	**188.477**	**707.805**	**896.282**

04.01 - NOTAS EXPLICATIVAS

b) Mutação dos empréstimos e financiamentos:

	Circulante	Longo Prazo	Total
Saldo em 31.03.2005	**206.887**	**855.144**	**1.062.031**
Amortizações	(90.552)	-	(90.552)
Transferências	68.080	(68.080)	-
Encargos gerados no trimestre	21.223	-	21.223
Variações monetárias geradas no trimestre	(17.161)	(79.259)	(96.420)
Saldo em 30.06.2005	**188.477**	**707.805**	**896.282**
Amortizações	(34.166)	-	(34.166)
Transferências	24.844	(24.844)	-
Encargos gerados no trimestre	19.816	-	19.816
Remuneração de garantias depositadas	-	(12.454)	(12.454)
Variações monetárias geradas no trimestre	(6.770)	(25.232)	(32.002)
Saldo em 30.09.2005	**192.201**	**645.275**	**837.476**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Setembro 2005
R$ Milhões
155
29%
Euro
338
64%
Dólar Norte Americ.
35
7%
Libra Esterlina


Dívida Externa em Junho 2005
R$ Milhões
162
29%
Euro
368
65%
Dólar Norte Americ.
37
6%
Libra Esterlina

04.01 - NOTAS EXPLICATIVAS

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Setembro 2005
R$ Milhões
44
14%
Não Indexado
265
86%
IVRRGR


Dívida Nacional em Junho 2005
R$ Milhões
47
14%
Não Indexado
282
86%
IVRRGR

IVRRGR - Índice de Variação Recursos da RGR

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.000
800
600
400
200
0
64
91
238
247
63
65
58
60
54
55
168
190
645
708
2006
2007
2008
2009
2010
De 2011 até 2024
Total
Setembro 2005
Junho 2005

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a, no 2° trimestre de 2005)
Taxas flutuantes: 20,73% a.a. (20,73% a.a., no 2° trimestre de 2005)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 2° trimestre de 2005)
Taxas flutuantes: 2,91% a 9,30% a.a. (3,94% a 9,30% a.a, no 2° trimestre de 2005)

NOTA 13 – DEBÊNTURES

Em 11.05.2005, a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, conforme os registros nºs. CVM/SRE/DEB/2005/024 e 025, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), perfazendo, na data de emissão, 2 de maio de 2005, o montante total de R$ 200.000. A 1ª série, composta por 14.000 debêntures, vencerá em 2 de maio de 2011 e terá amortização integral em uma única parcela, e a 2ª série, composta por 6.000 debêntures, vencerá em 2 de maio de 2010 e terá amortização integral em uma única parcela. As debêntures da 1ª série serão atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das Debêntures da 1ª série. As debêntures da 2ª série farão jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

A liquidação total da oferta pública das debêntures ocorreu no dia 16.05.2005. Os recursos obtidos por meio da Oferta destinaram-se a aumento de capital na controlada Companhia Energética Meridional – CEM, para propiciar, àquela Companhia, o pré-pagamento dos Contratos de Empréstimos junto ao Banco Interamericano de Desenvolvimento (BID).

NOTA 14 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	30.09.2005		30.06.2005	
	Circulante	**Longo prazo**	**Circulante**	**Longo prazo**
Provisões trabalhistas	13.507	-	10.922	-
Provisão para grandes manutenções	17.400	13.112	18.858	13.482
Provisão bônus gerencial	701	-	1.040	-
Outras	31	624	29	618
	31.639	**13.736**	**30.849**	**14.100**

As provisões trabalhistas referem-se às estimativas de 13º salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 15 - PROVISÕES PARA CONTINGÊNCIAS

A Companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.09.2005		30.06.2005	
	Provisão	Depósitos Judiciais	Provisão	Depósitos Judiciais
Trabalhistas				
Vínculo empregatício e reintegração	16.510	13.418	20.187	13.119
Periculosidade	727	608	1.031	711
Horas extras	520	339	731	302
Equiparação salarial e enquadramento funcional	759	232	733	233
Horas in itinere	738	169	865	166
Outras	1.645	3.015	2.217	2.879
	20.899	17.781	25.764	17.410
Cíveis				
Fornecedores	58.390	-	41.604	-
Atingidos pela UHE Ita	1.916	-	1.927	-
Danos emergentes e lucros cessantes	1.455	517	1.431	496
Doença ocupacional e acidente de trabalho	21.462	-	21.082	-
Outras	2.695	-	2.650	-
	85.918	517	68.694	496
Fiscais				
Contribuição Social	14.173	6.338	12.111	6.131
INSS	20.269	6.263	19.776	5.641
Imposto de renda	-	2.134	-	2.134
PIS/COFINS	-	11.574	-	1.415
	34.442	26.309	31.887	15.321
	141.259	44.607	126.345	33.227

Em 05.07.2005, a Companhia impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei ° 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-lei nº 1.598/1977, o que implica ser a indigitada Instrução Normativa ilegal.

Em conseqüência, a Companhia está recolhendo o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, depositando os valores que entende indevidos em conta vinculada ao Juízo onde tramita a ação.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005.

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	30.09.2005			30.06.2005		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	8.953	11.506	20.459	10.352	13.349	23.701
Cíveis	6.249	15.940	22.189	6.012	16.117	22.129
Fiscais	14.393	3.549	17.942	4.605	3.549	8.154
	29.595	30.995	60.590	20.969	33.015	53.984

NOTA 16 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Planos de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos *Benefício Definido,* que encontra-se fechado para novas inscrições de empregados e *Contribuição Definida.*

Plano de Benefício Definido

O Plano de Benefício Definido tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no 3º trimestre de 2005 foi de R$ 578 (R$ 449 no 3º trimestre de 2004).

Anteriormente à constituição da PREVIG, o Plano de Benefício Definido era administrado pela Fundação Eletrosul de Previdência e Assistência Social – ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, através do Ofício nº 1.755/SPC/GAB/COA. Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% do total das respectivas receitas previdenciais da ELOS e o valor de responsabilidade da Companhia no 3º trimestre de 2005 foi de R$ 272 (R$ 312 no 3º trimestre de 2004).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento

Plano de Contribuição Definida

Além do plano de benefícios retro descrito, a PREVIG passou a administrar outro, do tipo *Contribuição Definida*, encerrando o do tipo *Benefício Definido* para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar –SPC através do Ofício nº 1998 DAJUR/SPC.

Nessa mesma data, a Companhia firmou Convênio de Adesão com a Previg passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de Contribuição Definida teve início a partir de janeiro de 2005, sendo que o processo de migração encerrou em 31.07.2005. Em 30.09.2005, 843 participantes estavam inscritos neste plano.

04.01 - NOTAS EXPLICATIVAS

No plano de contribuição definida, do qual fazem parte 94% dos empregados da Companhia, o custeio do Plano de Benefícios é constituído por contribuições básicas do participante e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial que será paga ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano, calculada com o objetivo de aumentar as provisões matemáticas do participante, buscando neutralizar eventual impacto que teria ao optar pela migração.

O valor das contribuições da Companhia para ambos os planos de benefícios, até o 3° trimestre de 2005, foi de R$ 486 (R$ 1.344 até o 3° trimestre de 2004).

Conforme as instruções contidas na Deliberação nº 371 da Comissão de Valores Mobiliários - CVM, de 13.12.2000, os ganhos e perdas oriundos das reduções e liquidações antecipadas de um plano de benefício definido devem ser reconhecidos quando de sua ocorrência. Para tal, os atuários independentes estão em processo de elaboração de nova avaliação atuarial, considerando os impactos decorrentes do processo de migração entre os planos. A Administração da Companhia não espera a ocorrência de efeitos relevantes em suas demonstrações financeiras em conseqüência da nova avaliação e os ganhos ou perdas eventualmente apurados serão reconhecidos no próximo trimestre.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto - 12,25% a. a.
Taxa de retorno esperado dos ativos - 12,50% a. a.
Crescimento salarial futuro
- Participante ativo - 8% a. a.
- Participante autopatrocinado - 6,00% a. a.
Crescimento dos benefícios da previdência social - 6,00% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia - 6,00% a. a.
Inflação - 6,00% a. a.
Fator de capacidade
- Salários - 100%
- Benefícios - 100%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
Tábua de Mortalidade de Inválidos - IAPB 57
Tábua de Entrada em Invalidez - TASA27
Tábua de Rotatividade - T-1 *Experience*
Idade de Aposentadoria - Primeira data em que completam todas as carências
% de participantes ativos casados na data da aposentadoria - 90,00%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB-40 - 140%

Os valores reconhecidos no exercício de 2005, com efeitos no passivo atuarial líquido apurado em 30.09.2005, estão demonstrados a seguir:

Passivo líquido em 31.12.2004	**250.127**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	12.221
Contribuição da patrocinadora	4.792
Contribuição complementar	1.615
Complemento de despesas atuariais projetadas para 2005	29.452
	298.207
Amortização de obrigações contratadas	(31.187)
Passivo líquido em 30.09.2005	**267.020**
Classificação do passivo	
Circulante	40.800
Exigível a longo prazo	226.220
	267.020

NOTA 17 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.532 em 30.09.2005 (R$ 39.616 em 30.06.2005), calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.446, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 18 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária.

b) Grupamento e conversão de ações

Consoante deliberação ocorrida na Assembléia Geral Extraordinária realizada em 07.04.2005, as ações representativas do capital social da Companhia foram agrupadas, em 23.05.2005, na proporção de 1.000 (mil) ações para 1 (uma) ação da mesma espécie e classe existentes.

Concomitantemente com essa operação no Brasil, a relação de ações por *ADR – American Depositary Deceipt* no mercado americano também foi alterada, passando a ser de 5 (cinco) ações para 1 (um) ADR.

O Conselho de Administração da Companhia, em reunião realizada em 07.06.2005, aprovou proposta de conversão da totalidade das ações preferenciais classes "A" e "B" em ações ordinárias, na proporção de uma ação ordinária para cada ação preferencial.

A referida proposta tinha por objetivos essenciais: (i) equalizar os direitos conferidos pelas ações de emissão da Companhia; (ii) adaptar a sua estrutura acionária aos procedimentos mais recomendados de governança corporativa; (iii) conferir maiores condições de liquidez a todas as ações de emissão da Companhia; e (iv) possibilitar que a Companhia, no futuro, possa vir a ter condições de ingressar no denominado "Novo Mercado" da Bolsa de Valores de São Paulo - BOVESPA.

As Assembléias Gerais Extraordinária, Especial dos Titulares de ações preferenciais classe “A” e classe “B”, foram realizadas no dia 27.06.2005, tendo sido aprovada apenas a conversão da totalidade das ações preferências classe “B” e a posterior consolidação do Estatuto Social. Em 17.08.2005 foi ratificada pela segunda Assembléia Especial dos Titulares de ações preferenciais classe “A” (2ª convocação) a conversão da totalidade das ações preferenciais classe “A” e, também, a posterior consolidação do Estatuto Social.

c) Capital social subscrito e integralizado

O capital social da Companhia, em 30.09.2005 e 30.06.2005, é de R$ 2.445.766 e está representado, após o grupamento e conversão referidos no item b acima, por 652.742.192 ações, todas ordinárias, nominativas e sem valor nominal. O valor patrimonial da ação, em 30.09.2005 é de R$ 5,17 (R$ 4,70 em 30.06.2005).

O quadro societário da Companhia, em 30.09.2005, está assim constituído:


Participação no Capital Total
UNIÃO FEDERAL 1,90%
OUTROS 4,17%
BNDESPAR 5,62%
SUEZ ENERGY SOUTH AMERICA PARTIC.LTDA 78,31%
BANCO CLÁSSICO 10,00%

	30.09.2005	30.06.2005
d) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	102.252	102.252
Reserva de retenção de lucros	147.243	147.243
	249.495	249.495

NOTA 19 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamento de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 30.09.2005, 349 microcomputadores contratados (341 em 30.09.2004).

O saldo das contraprestações a pagar, em 30.09.2005, é de R$ 781, dos quais R$ 442 vencem nos próximos 12 meses e R$ 339, nos meses subseqüentes. O montante das contraprestações reconhecidas no resultado, no 3° trimestre de 2005, foi de R$ 134 (R$ 135 no 3° trimestre de 2004).

b) Frota de veículos

A Companhia tem contrato de arrendamento de 40 veículos, em 30.09.2005. Os contratos tem prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, em 30.09.2005, é de R$ 813, dos quais R$ 527 vencem nos próximos 12 meses e R$ 286, nos meses subseqüentes. O montante das contraprestações reconhecidas no resultado, no 3° trimestre de 2005, foi de R$ 255 (R$ 150 no 3° trimestre de 2004).

NOTA 20 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de *swap* de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 10.044 mil, equivalente a R$ 22.320 em 30.09.2005 (R$ 23.607 mil em 30.06.2005), amortizado semestralmente a partir de 15.04.2003. No 3° trimestre de 2005, esta operação gerou despesa de R$ 228 (R$ 334 no 3° trimestre de 2004), devidamente reconhecida nas demonstrações financeiras.

Em novembro de 2004, aproveitando-se da desvalorização do dólar frente ao real, a Companhia implementou uma política de maior proteção do seu passivo em moeda externa, através de operações de *swaps* no mercado de balcão, utilizando como veículo seu Fundo de Investimentos Exclusivo (ver Nota 3). Os vencimentos das operações de *swaps* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa, considerando-se um período de vinte e quatro meses. As operações são registradas na Cetip e têm como contraparte instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia. As operações com *swaps* protegem 34,8% do passivo em moeda externa da Companhia, que, somados com o percentual aplicado em títulos públicos federais indexados ao dólar norte americano, permitem uma proteção consolidada de 38,6% do passivo em moeda externa da Companhia.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

04.01 - NOTAS EXPLICATIVAS

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a partir de outubro de 2004 a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	30.09.2005		30.06.2005	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	527.987	507.775	567.368	554.334
Empréstimos e encargos em moeda nacional	309.489	303.193	328.914	321.887
	837.476	**810.968**	**896.282**	**876.221**

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 21 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da UHE ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 01.04.2004 a 31.03.2017.

04.01 - NOTAS EXPLICATIVAS

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Tractebel Energia Comercializadora Ltda.

Contrato firmado em 01.11.2004, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Tractebel Comercializadora não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora							
	30.09.2005							30.06.2005
	Suez Energy South America Partic. Ltda	CEM	ITASA	Lages	Tractebel Energia Comerc. Ltda	CESS	Total	Total
Ativo								
Contas a receber	659	181	2.232	851	5.152	222	**9.297**	**4.104**
Passivo								
Fornecedores	-	29.443	10.038	1	-	-	**39.482**	**39.481**
Dividendos e juros sobre o capital próprio	-	-	-	-	-	-	-	**74.577**
Resultado								
Receita operacional								
Suprimento de Energia	-	-	-	4.173	32.641	-	**36.814**	**21.523**
Receitas de serviços:								
Administração	-	485	-	76	22	302	**885**	**570**
Operação e manutenção	-	1.217	7.174	1.011	-	-	**9.402**	**6.217**
Custo de Energia Elétrica e Serviços								
Compra de energia	-	183.998	96.253	-	-	-	**280.251**	**187.339**
Financeiro								
Receita	-	-	14	-	-	-	**14**	**14**

NOTA 22 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas demonstrações financeiras consolidadas da Companhia, em 30.09.2005, é de R$ 284.275 (R$ 288.378 em 30.06.2005).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Como interveniente, a Companhia assumiu as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.09.2005 totaliza R$ 209.292 (R$ 208.673 em 30.06.2005).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Além dos contratos celebrados com o BNDES, acima descritos, a CEM era parte no Contrato de Empréstimo nº 1260/OC/BR, firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, no qual a Companhia era interveniente. O referido contrato foi liquidado antecipadamente pela CEM, em 16.05.2005.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.09.2005 totaliza R$ 45.849 (R$ 47.095 em 30.06.2005).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Co-geração.

NOTA 23 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas citados na Nota 21, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência a partir de 1° de setembro de 1998, até a data da extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – Enersul, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção das empresas transmissoras e distribuidoras, o que ocorrer primeiro, através dos quais assumiu 75% dos custos de transmissão, ficando os 25% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 29.809 no 3° trimestre de 2005 (R$ 40.592 no 3° trimestre de 2004).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.10.2005 a 31.12.2005:

- Rio Grande Energia S.A. – RGE: – Total de 186.576 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 644.184 MWh;

- Companhia Estadual de Energia Elétrica – CEEE: – Total de 67.896 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 155.664 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 288.696 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 216.396 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

Contratante	Período da Contratação	Energia Contratada (MWh)
RGE	01.10.2005 a 31.12.2014	42.704.904
CELESC	01.10.2005 a 31.12.2007	296.010
	01.10.2005 a 31.12.2008	20.068.191
Companhia Paulista de Força e Luz	01.10.2005 a 31.12.2010	9.138.551
Companhia Piratininga de Força e Luz	01.10.2005 a 31.12.2010	5.338.554
Light	01.10.2005 a 31.12.2005	26.280
	01.10.2005 a 31.12.2007	749.892
Comercializadoras	01.10.2005 a 31.12.2007	7.265.863
	01.10.2005 a 31.12.2010	15.240.063
	01.10.2005 a 31.12.2014	10.675.948
Consumidores Industriais	01.10.2005 a 31.12.2007	5.020.374
	01.10.2005 a 31.12.2010	6.028.622
	01.10.2005 a 31.12.2012	9.959.289

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

No mês de março de 2005, a Agência Nacional de Energia Elétrica - ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de

geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos, a CIEN tem condições de assegurar a disponibilidade de somente 72 MW, volume bem inferior aos 300 MW previstos no contrato.

Este fato deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro, o que a levou firmar, com a necessária urgência, contrato de curto prazo para compra de energia elétrica com outro agente.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

g) Revitalização dos geradores da Usina Hidrelétrica Salto Osório

Em 19 de dezembro de 2003, a Companhia celebrou contrato com a GE Hyidro Inepar do Brasil S.A., com vigência de quatro anos, para a reforma geral das seis unidades geradoras da UHE Salto Osório.

NOTA 24 - EVENTOS SUBSEQÜENTES

A Companhia, através de Fato Relevante de 10.10.2005, comunicou aos seus acionistas e ao mercado em geral que:

(i) O Conselho de Administração da Companhia aprovou, em reunião realizada em 07.10.2005, a adesão da Companhia e a listagem e negociação de suas ações no segmento do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa. A efetiva adesão da Companhia e a listagem e negociação de suas ações em tal segmento da Bovespa está sujeita à aprovação das respectivas mudanças estatutárias pela Assembléia Geral de Acionistas da Companhia

(ii) Com o objetivo de aumentar a liquidez das ações negociadas na BOVESPA, o acionista controlador da Companhia, Suez Energy South America Participações Ltda. ("SESA"), pretende realizar uma oferta pública secundária que compreenderá aproximadamente 8% do capital social e votante da Companhia no momento da realização da oferta. A atual participação da SESA no capital social e votante da Companhia é de 78,31%. Não está excluída a participação de outros acionistas da Companhia na oferta. A oferta será realizada por meio de uma distribuição pública secundária, em mercado de balcão não organizado, no Brasil, de acordo com a Instrução da Comissão de Valores Mobiliários nº 400, de 29.12.2003, e contará com esforços de venda no exterior, com base nas isenções de registro previstas na Rule 144A e na Regulation S, ambas do Securities Act de 1993 dos Estados Unidos da América. O pedido de registro da referida oferta pública secundária foi protocolado junto à Comissão de Valores Mobiliários no dia 07.10.2005.

A Companhia, através de Aviso aos Acionistas datado de 19.10.2005, comunicou ao mercado que o Conselho de Administração, em reunião realizada na mesma data, aprovou: (i) crédito de juros sobre o capital próprio, relativos ao período de 1º de junho a 10 de novembro de 2005, de acordo com o artigo 9º da Lei nº 9.249/95 e Deliberação CVM nº 207/96 da Comissão de Valores Mobiliários – CVM; (ii) distribuição de dividendos intercalares, com base nas demonstrações

financeiras levantadas em 30.06.2005; (iii) distribuição de dividendos intermediários, à conta de reservas de lucros existentes em 31.12.2004, exceto a legal, sendo os dois últimos com fundamento, respectivamente, no caput e no § 2° do art. 204 da Lei n° 6.404/76, nos seguintes valores e condições:

I – Juros sobre o capital próprio

O valor bruto dos juros sobre o capital próprio será de R$ 122.000, correspondentes a R$ 0,186904 por ação.

O registro contábil do crédito na Companhia será na data de 10.11.2005, com base na posição acionária do dia 31.10.2005.

As ações da Companhia serão negociadas ex-juros sobre o capital próprio a partir de 01.11.2005.

Os valores dos juros sobre o capital próprio estarão sujeitos ao imposto de renda na fonte, à alíquota de 15%, exceto para os acionistas comprovadamente imunes ou isentos.

Os juros sobre o capital próprio, líquido do imposto de renda na fonte, serão imputados aos dividendos obrigatórios de que trata o artigo 202, da Lei n° 6.404/76.

O início de pagamentos dos juros sobre o capital próprio será 10.11.2005, com base nos dados cadastrais existentes no Banco Itaú S.A..

II - Dividendos intermediários e intercalares

O valor dos dividendos intermediários será de R$ 147.000, correspondente a R$ 0,225204 por ação, e o dos intercalares será de R$ 141.000, correspondente a R$ 0,216012 por ação.

As ações da Companhia serão negociadas ex-dividendos a partir de 01.11.2005.

A data de início de pagamento dos dividendos será 10.11.2005, com base na posição acionária do dia 31.10.2005 e nos dados cadastrais existentes no Banco Itaú S.A..

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Nicolas Alain Marie Tissot
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e
Diretor de Implantação de Projetos

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Marcelo Cardoso Malta
Contador – CRC RJ 072259/O-5

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O lucro líquido apurado no 3º trimestre de 2005 foi de R$ 307.371, superior em 30,61% ao apurado no mesmo período do ano de 2004, que foi de R$ 235.335.

Os principais componentes do resultado, com as respectivas evoluções, estão, a seguir, comentados.

Receita. A composição da receita, comparativamente com o 3º trimestre de 2004, é a seguinte:

	2005		2004		Variação	
Indicadores	**3º Trim.**	**Acumulado**	**3º Trim.**	**Acumulado**	**3º Trim.**	**Acumulado**
Receita bruta	661.405	2.056.200	689.461	1.926.203	-4,07%	6,75%
Deduções da receita bruta	(58.926)	(209.897)	(43.751)	(119.017)	34,68%	76,36%
Receita Líquida	602.479	1.846.303	645.710	1.807.186	-6,70%	2,16%

Receita bruta. A receita bruta apresentou variação negativa de 4,07%. Entretanto, deve-se considerar que nos valores acima estão computadas as receitas de exportação de energia elétrica para a Argentina e Uruguai nos valores de R$ 1.927, no 3º trimestre de 2005, e de R$ 69.297 no mesmo período do ano anterior. Excluindo-se estas receitas não recorrentes, a variação representaria um crescimento de 6,34%, passando de R$ 620.164, no 3º trimestre de 2004, para R$ 659.478 neste trimestre. Este aumento decorre, basicamente, dos seguintes fatos:

- Os preços da energia elétrica vendida nos contratos iniciais e nos contratos bilaterais, em vigor, foram reajustados pelo IGP-M, de acordo com a data-base de cada contrato;
- A energia elétrica liberada dos contratos iniciais, que vem sendo descontratada na razão de 25% ao ano, foi vendida a distribuidoras, comercializadoras e consumidores industriais a preços superiores àqueles anteriormente contratados.

Deduções da receita bruta. Referem-se, substancialmente a tributos incidentes sobre as vendas, os quais aumentaram 34,81% em relação ao 3º trimestre de 2004, elevando-se de R$ 42.656 para R$ 57.503, com impacto negativo na receita líquida. Este importante aumento deve-se, basicamente, ao fato de que no 3º trimestre de 2004 parcela substancial das vendas foi tributada pelo PIS/COFINS pela alíquota de 3,65%, já que os respectivos contratos permaneciam na tributação cumulativa, por terem sido firmados anteriormente a 31.10.2003 e possuírem preços predeterminados. Com a edição da Instrução Normativa nº 468/2004, da Secretaria da Receita Federal, todos os contratos de venda de energia elétrica da Companhia passaram para o regime de tributação não-cumulativa, com elevação da alíquota para 9,25%, a partir de novembro de 2004. Entretanto, a partir do mês de junho de 2005, tão somente para os contratos assinados até 31.10.2005 e com preços predeterminados, a Companhia voltou a apurar os referidos tributos pela alíquota de 3,65%, de acordo com o art. 10, inciso XI, alínea b da Lei nº 10.833/2003, em virtude de Mandado de Segurança impetrado contra a referida IN (ver Nota 15 do quadro 04.01).

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Receita líquida. A combinação dos dois aspectos acima resulta em redução da receita líquida de 6,70%.

Custo de bens e/ou serviços vendidos. O custo das vendas e dos serviços reduziu 7,84%, de R$ 317.643 no 3° trimestre de 2004 para R$ 292.745 neste trimestre. Esta variação decorre do comportamento dos principais componentes a seguir:

	2005		2004		Variação	
Custos	3° Trim.	Acumulado	3° Trim.	Acumulado	3° Trim.	Acumulado
Pessoal, material e serviços de terceiros	33.279	100.920	31.748	88.510	4,82%	14,02%
Combustíveis fósseis com reembolso	74.931	257.511	69.202	193.912	8,28%	32,80%
Combustíveis fósseis sem reembolso	27.231	81.211	38.033	109.509	-28,40%	-25,84%
Energia elétrica comprada para revenda	96.739	328.188	139.455	446.612	-30,63%	-26,52%
Constituição de provisões operacionais	3.877	12.779	7.733	23.199	-49,86%	-44,92%
Reversão de provisões operacionais	-4.034	-14.308	-29.014	-57.929	-86,10%	-75,30%
Soma	*232.023*	*766.301*	*257.157*	*803.813*	*-9,77%*	*-4,67%*

Informações adicionais sobre as principais variações verificadas na tabela acima:

- Pessoal, material e serviços de terceiros. Nesta rubrica, além dos reajustes contratuais, houve acréscimo substancial nos custos com serviços de terceiros, motivado por manutenções extraordinárias, principalmente na usina Jorge Lacerda B;
- Combustíveis fósseis sem reembolso da CCC/CDE. Referem-se, basicamente, ao custo do carvão mineral utilizado para geração de energia elétrica destinada a exportação, que no presente trimestre foi bem inferior ao do mesmo período do ano anterior.
- Energia elétrica comprada para revenda. A redução decorre, basicamente, do fato de que o custo relativo ao 3° trimestre de 2004 contempla a compra de energia da CIEN (R$ 24.255), a compra extraordinária para exportação (R$ 10.406), o montante correspondente ao reajuste extraordinário da ITASA (R$ 4.504) e a aquisição de energia no CCEE (R$ 8.604). Já no 3° trimestre de 2005, a compra de energia da CIEN foi de R$ 4.902, inferior a apresentada no mesmo trimestre do ano anterior, em decorrência da redução do lastro imposta pela ANEEL de 300 MW para 72 MW (ver Nota 23 do quadro 04.01), não ocorreu compra de energia para exportação e no CCEE, e não houve efeito do reajuste extraordinário da ITASA, uma vez que este vigorou somente até janeiro de 2005.
- Constituição de Provisões Operacionais. A redução verificada nesta rubrica prende-se ao fato de que o valor referente ao 3° trimestre de 2004 contempla provisão para depreciação acelerada referente às unidades 4 e 5 da UTWA, no valor de R$ 3.476, a qual foi totalmente reconhecida até 31.12.2004 (ver Nota 10 do quadro 04.01).
- Reversão de provisões operacionais. As reversões ocorridas no presente trimestre referem-se substancialmente, a reversão de provisão para manutenção programada que ocorre concomitantemente com os gastos definitivos registrados nas devidas naturezas de despesas. Já as reversões referentes ao terceiro trimestre de 2004 contemplam o valor de R$ 23.777, decorrentes da antecipação do término do reajuste extraordinário temporário da compra de energia da ITASA.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Resultado bruto. O resultado bruto do presente trimestre foi de R$ 309.734, 5,59% inferior ao apurado no 3º trimestre de 2004, que foi de R$ 328.067. Esta redução decorre substancialmente da redução da receita líquida de 6,70% (R$ 43.231), enquanto a redução dos custos de bens e/ou serviços vendidos foi de 7,84% (R$ 24.898). Apesar da redução do valor no resultado bruto, a margem bruta cresceu 0,60 p.p., passando de 50,81% no 3º trimestre de 2004 para 51,41% no mesmo período deste ano.

Despesas com vendas, gerais e Administrativas. Estas despesas totalizam R$ 62.279 no 3º trimestre de 2004 e R$ 60.510 no mesmo período de 2005, apresentando uma redução de 2,84%.

Resultado Financeiro Líquido. O resultado financeiro líquido está sintetizado nas seguintes receitas e (despesas):

	2005		2004		Variação	
Custos	3º Trim.	Acumulado	3º Trim.	Acumulado	3º Trim.	Acumulado
Receitas						
Rendas de aplicações financeiras	11.386	11.386	10.087	28.325	12,88%	-59,80%
V.M. e juros de contas a receber	6.250	12.089	1.207	18.529	417,81%	-34,76%
Soma	*17.636*	*23.475*	*11.294*	*46.854*	*56,15%*	*-49,90%*
Despesas						
Encargos de dívidas	(7.362)	(50.974)	(25.047)	(75.617)	-70,61%	-32,59%
Encargos de debêntures	(6.292)	(10.294)	-	-	-	-
Variação monetária de dívidas	32.002	136.653	66.816	11.214	-52,10%	1.118,59%
Perdas em aplicações financeiras	(3.380)	(58.014)	-	-	-	-
Outras	(8.424)	(43.363)	(5.092)	(31.655)	65,43%	36,99%
Soma	*6.544*	*(25.992)*	*36.677*	*(96.058)*	*-82,16%*	*-72,94%*
Resultado financeiro líquido	*24.180*	*(2.517)*	*47.971*	*(49.204)*	*-49,59%*	*-94,88%*

Informações adicionais sobre os itens constantes da tabela acima:

- O aumento da variação monetária e juros de contas a receber é resultante do reconhecimento da atualização de valores a receber da CEMIG, no montante de R$ 3.946, em decorrência do parcelamento firmando entre as partes.
- Os encargos de dívidas no 3º trimestre de 2005 foram reduzidos, principalmente, em função do reconhecimento da remuneração positiva das garantias depositadas, no montante de R$ 12.454, contra R$ 165 ocorrido no mesmo período do ano anterior.
- As variações monetárias provocaram impacto positivo na formação do resultado do 3º trimestre de 2005, em função da valorização do Real frente à cesta de moedas que compõem a dívida. As variações monetárias reduziram de R$ 66.816 no 3º trimestre de 2004 para R$ 32.002 no presente trimestre, em decorrência da menor valorização do Real frente a cesta de moedas no 3º trimestre de 2005. O comportamento da cesta de moedas, que resultou na performance acima indicada, pode ser verificado no quadro abaixo:

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Moeda	3º Trimestre 2005 Perfil da dívida (%)	3º Trimestre 2005 Variação moeda (%)	3º Trimestre 2004 Perfil da dívida (%)	3º Trimestre 2004 Variação moeda (%)
Dólar (USD)	64,87	(5,45)	63,07	(8,01)
Libra Esterlina (GBP)	6,56	(6,86)	8,90	(8,41)
Euro (EUR)	28,57	(6,12)	28,03	(6,27)
	100,00		100,00	
Média ponderada	-	**(5,74)**	-	**(7,56)**

Os fatos retro comentados fizeram com que o lucro antes dos tributos, apurado no 3º trimestre de 2005, apresentasse uma redução de 10,05% em relação ao mesmo período do ano anterior, passando de R$ 341.599 no 3º trimestre de 2004 para R$ 307.283 no 3º trimestre de 2005.

Contudo, o lucro líquido apresentou um crescimento de 30,61%, passando de R$ 235.335 no 3º trimestre de 2004 para R$ 307.371 no mesmo período do ano de 2005, devido, principalmente, aos reflexos tributários de R$ 93.571, decorrentes da transferência de 33,33% do projeto Jacuí à Elétrica Jacuí S.A. - ELEJA (ver Nota 9 do quadro 04.01).

Principais indicadores

A tabela abaixo fornece outros indicadores, além dos acima comentados, por si só explicativos.

a) Indicadores de resultado

Indicadores	2005 3º Trim.	2005 Acumulado	2004 3º Trim.	2004 Acumulado	Variação 2º Trim.	Variação Acumulado
Receitas operacionais líquidas	602.479	1.846.303	645.710	1.807.186	-6,70%	2,16%
Lucro bruto	309.734	904.669	328.067	833.822	-5,59%	8,50%
Margem bruta	51,41%	49,00%	50,81%	46,14%	0,60 p.p.	2,86 p.p
Lajida (Ebitda) (1)	319.142	936.712	335.467	790.988	-4,87%	18,42%
Resultado do serviço	249.224	723.378	265.788	620.814	-6,23%	16,52%
Resultado financeiro	24.180	(2.517)	47.971	(49.204)	-49,59%	-94,88%
Resultado operacional	303.658	810.274	341.661	616.150	-11,12%	31,51%
Lucro líquido do período	307.371	700.052	235.335	533.901	30,61%	31,12%
Margem líquida	51,02%	37,92%	36,45%	29,54%	14,57 p.p.	8,38 p.p.

(1) Lajida (Ebitda): Lucro Operacional + resultado financeiro + depreciação e amortização + amortização de ágio.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Indicadores financeiros

Indicadores	30.09.2005	30.06.2005	%
Ativos totais	5.102.761	4.969.690	2,68%
Dívidas em moeda estrangeira	527.987	567.368	-6,94%
Dívidas em moeda nacional	516.700	328.914	-2,87%
Patrimônio líquido	3.377.008	3.069.637	10,01%

Faturamento de energia elétrica

DEMONSTRATIVO DO FATURAMENTO DE ENERGIA ELÉTRICA										
	3º TRIM/05		ACUMULADO 2005		3º TRIM/04		ACUMULADO 2004		% VARIAÇÃO ACUMULADA	
	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA	DEMANDA
Contratos Iniciais	1.478.856	2.741	4.633.097	8.193	3.100.798	3.702	9.291.751	14.604	-50,14	-43,90
Contratos Bilaterais	5.243.997	-	16.003.392	-	4.363.084	126	12.274.280	505	30,38	-
Exportação	16.384	-	183.309	-	492.097	-	492.097	-	-62,75	-
Total	6.739.237	2.741	20.819.798	8.193	7.955.979	3.828	22.058.128	15.109	-5,61	-45,77

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3º TRIM/05	ACUMULADO SET/2005	3º TRIM/04	ACUMULADO SET/2004	TRIMESTRE	ACUMULADO
UHE Passo Fundo	336.806	725.322	168.397	570.848	100,01	27,06
UHE Salto Osório	1.392.375	3.055.367	1.419.286	3.425.212	-1,90	-10,80
UHE Salto Santiago	2.135.170	4.448.886	2.113.872	5.038.561	1,01	-11,70
UHE Itá	1.781.536	4.208.965	1.666.946	3.874.888	6,87	8,62
UHE Machadinho	1.300.351	3.238.777	1.221.988	2.790.442	6,41	16,07
Total	6.946.238	15.677.317	6.590.489	15.699.951	5,40	-0,14

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3° TRIM/05	ACUMULADO SET/2005	3° TRIM/04	ACUMULADO SET/2004	TRIMESTRE	ACUMULADO
UTE Alegrete	268	853	240	808	11,67	5,57
UTE Charqueadas	58.275	172.436	71.781	178.764	-18,82	-3,54
UTE Arjona	164.078	522.253	139.407	439.567	17,70	18,81
Complexo Jorge Lacerda	925.459	3.201.952	1.219.611	3.364.833	-24,12	-4,84
Total	1.148.080	3.897.494	1.431.039	3.983.972	-19,77	-2,17

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
1	Ativo Total	5.913.854	5.767.610
1.01	Ativo Circulante	1.028.242	845.992
1.01.01	Disponibilidades	9.940	9.166
1.01.01.01	Numerário Disponível	9.940	9.166
1.01.02	Créditos	869.029	707.689
1.01.02.01	Títulos e Valores Mobiliários	538.485	341.504
1.01.02.02	(-) Prov.p/Perdas em Aplic.Financeiras	(17.427)	(17.427)
1.01.02.03	Consumidores, Concess. e Permissionárias	407.992	445.362
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(122.499)	(131.625)
1.01.02.05	Cauções e Depósitos Vinculados - CCEE	11.039	11.081
1.01.02.06	Devedores Diversos - Conc.Energia Elétr.	15.630	8.169
1.01.02.07	Adiantamentos a Fornecedores	4.920	11.576
1.01.02.08	Créditos da Cta Cons.Combustível-CCC/CDE	30.889	39.049
1.01.03	Estoques	16.666	16.260
1.01.04	Outros	132.607	112.877
1.01.04.01	Alienações, Desativ., Serv.e Disp.Reemb.	7.130	6.084
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	77.311	57.912
1.01.04.03	(-) Provisão p/Perdas Recup.Créd. ICMS	(38.271)	(36.341)
1.01.04.04	Despesas Pagas Antecipadamente	13.117	5.418
1.01.04.05	Ativo Fiscal Diferido	65.122	72.303
1.01.04.06	Outros	8.198	7.501
1.02	Ativo Realizável a Longo Prazo	404.569	372.101
1.02.01	Créditos Diversos	135.088	89.277
1.02.01.01	Concessionárias e Permissionárias	7.846	9.697
1.02.01.02	Devedores Diversos - Conc.Energia Eletr.	31.203	13.570
1.02.01.03	Títulos e Valores Mobiliários	36.125	36.325
1.02.01.04	Alienação de Bens e Direitos	59.914	29.685
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	269.481	282.824
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	10.451	9.845
1.02.03.02	Cauções e Depósitos Vinculados	29.074	28.407
1.02.03.03	Depósitos Judiciais	47.744	33.227
1.02.03.04	Ativo Fiscal Diferido	180.115	208.466
1.02.03.05	Despesas Pagas Antecipadamente	1.614	2.396
1.02.03.06	Outros	483	483
1.03	Ativo Permanente	4.481.043	4.549.517
1.03.01	Investimentos	45.305	46.992
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	43.189	44.876
1.03.01.02.01	Ágio	43.189	44.876
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.742

Somente para fins de Identificação
BDO TREVISAN Auditores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2005	4 -30/06/2005
1.03.01.03.02	Outros	374	374
1.03.02	Imobilizado	4.389.449	4.453.931
1.03.03	Diferido	46.289	48.594

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
2	Passivo Total	5.913.854	5.767.610
2.01	Passivo Circulante	643.472	762.315
2.01.01	Empréstimos e Financiamentos	240.929	236.846
2.01.01.01	Principal	221.583	224.878
2.01.01.02	Encargos	19.346	11.968
2.01.02	Debêntures	34.956	25.672
2.01.02.01	Principal	16.176	17.166
2.01.02.02	Encargos	18.780	8.506
2.01.03	Fornecedores	110.034	130.670
2.01.04	Impostos, Taxas e Contribuições	32.065	62.969
2.01.04.01	Tributos e Contrib. Sociais Correntes	31.062	61.974
2.01.04.02	Tributos e Contrib. Sociais Parcelados	1.003	995
2.01.05	Dividendos a Pagar	3.408	98.438
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	3.408	98.438
2.01.06	Provisões	33.819	31.732
2.01.06.01	Obrigações Estimadas	31.845	31.001
2.01.06.02	Contingências	1.974	731
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	188.261	175.988
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	16.063	9.111
2.01.08.02	Benefícios Pós-Emprego	40.800	49.314
2.01.08.03	Passivo Fiscal Diferido	36.532	39.616
2.01.08.04	Concessões a Pagar	1.528	1.528
2.01.08.05	Operações com Derivativos	78.902	61.321
2.01.08.06	Outras	14.436	15.098
2.02	Passivo Exigível a Longo Prazo	1.893.374	1.935.658
2.02.01	Empréstimos e Financiamentos	963.566	1.034.992
2.02.01.01	Principal	963.566	1.034.992
2.02.02	Debêntures	344.652	345.975
2.02.03	Provisões	157.494	142.900
2.02.03.01	Obrigações Estimadas	13.989	14.314
2.02.03.02	Contingências	143.505	128.586
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	427.662	411.791
2.02.05.01	Tributos e Contrib. Sociais Parcelados	6.433	6.631
2.02.05.02	Concessões a Pagar	173.390	172.271
2.02.05.03	Benefícios Pós-Emprego	226.220	210.763
2.02.05.04	Operações com Derivativos	21.619	22.126
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	3.377.008	3.069.637
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2005	4 -30/06/2005
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	249.495	249.495
2.05.04.01	Legal	102.252	102.252
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	147.243	147.243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	590.052	282.681

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.01	Receita Bruta de Vendas e/ou Serviços	691.299	2.192.044	709.571	1.985.630
3.01.01	Suprimento de Energia Elétrica	492.952	1.578.150	536.860	1.499.170
3.01.02	Fornecimento de Energia Elétrica	119.117	343.646	97.048	276.367
3.01.03	Subvenção Combustível - CCC/CDE	75.003	257.796	70.804	198.344
3.01.04	Serviço Prestado	1.404	4.007	1.194	3.470
3.01.05	Venda de Cinzas	1.860	5.713	2.958	7.269
3.01.06	Outras	963	2.732	707	1.010
3.02	Deduções da Receita Bruta	(69.555)	(231.948)	(47.705)	(132.628)
3.02.01	Impostos e Contribuições	(68.132)	(227.590)	(46.610)	(129.671)
3.02.02	Repasse - CCC/CDE - Vendas de Cinzas	(1.423)	(4.358)	(1.095)	(2.957)
3.03	Receita Líquida de Vendas e/ou Serviços	621.744	1.960.096	661.866	1.853.002
3.04	Custo de Bens e/ou Serviços Vendidos	(232.376)	(793.552)	(278.071)	(820.035)
3.04.01	Pessoal	(17.818)	(58.678)	(15.787)	(55.900)
3.04.02	Material	(5.280)	(15.064)	(6.026)	(11.106)
3.04.03	Serviço de Terceiro	(12.345)	(34.016)	(11.582)	(26.267)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC/CDE	(74.931)	(257.511)	(69.202)	(193.912)
3.04.05	Combustível p/Prod.Ener.Elétrica	(28.157)	(83.422)	(39.086)	(110.999)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(23.234)	(48.805)	(18.054)	(42.332)
3.04.07	Depreciação / Amortização	(47.825)	(148.141)	(50.064)	(149.997)
3.04.08	Energia Elétrica Comprada p/Revenda	(18.763)	(128.774)	(82.815)	(245.942)
3.04.09	Uso de Bem Público - UBP	(544)	(3.128)	(1.245)	(3.588)
3.04.10	Constituição de Provisões Operacionais	(3.905)	(12.931)	(7.786)	(23.357)
3.04.11	Reversão de Provisões Operacionais	4.189	14.463	29.014	57.935
3.04.12	Seguros	(2.180)	(6.974)	(2.677)	(7.922)
3.04.13	Outras	(1.583)	(10.571)	(2.761)	(6.648)

Somente para fins de
Identificação
BDO TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.05	Resultado Bruto	389.368	1.166.544	383.795	1.032.967
3.06	Despesas/Receitas Operacionais	(70.983)	(313.625)	(27.770)	(393.656)
3.06.01	Com Vendas	(33.844)	(121.164)	(48.871)	(111.359)
3.06.01.01	Pessoal	(1.262)	(4.190)	(920)	(3.363)
3.06.01.02	Serviço de Terceiro	(662)	(1.727)	144	(431)
3.06.01.03	Encargos de Uso da Rede Elétrica	(40.310)	(121.832)	(49.368)	(106.485)
3.06.01.04	Depreciação / Amortização	(9)	(26)	(8)	(23)
3.06.01.05	Reversão de Créditos para Liq. Duvidosa	9.126	9.126	2.445	2.445
3.06.01.06	Outras	(727)	(2.515)	(1.164)	(3.502)
3.06.02	Gerais e Administrativas	(39.424)	(124.037)	(24.105)	(133.559)
3.06.02.01	Pessoal	(8.182)	(27.947)	(7.814)	(25.504)
3.06.02.02	Serviço de Terceiro	(5.166)	(17.063)	(5.538)	(16.061)
3.06.02.03	Depreciação / Amortização	(2.575)	(7.756)	(2.233)	(6.677)
3.06.02.04	Constituição de Provisões Operacionais	(17.309)	(43.777)	(4.849)	(81.481)
3.06.02.05	Reversão de Provisões Operacionais	7.122	27.413	10.586	38.695
3.06.02.06	Taxa de Fiscalização	(2.187)	(6.900)	(1.785)	(5.355)
3.06.02.07	Previdência Privada - SB-40	(4.070)	(12.909)	(5.311)	(16.801)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(5.060)	(1.687)	(5.060)
3.06.02.09	Encargos de Recisão Contratual	0	(14.530)	0	0
3.06.02.10	Outras	(5.370)	(15.508)	(5.474)	(15.315)
3.06.03	Financeiras	2.285	(68.424)	45.206	(148.738)
3.06.03.01	Receitas Financeiras	34.574	82.898	13.387	59.483
3.06.03.01.01	Rendas de Aplicações Financeiras	28.242	70.058	14.613	41.229
3.06.03.01.02	Variação Monetária	5.250	7.200	(2.171)	5.741
3.06.03.01.03	Outras	1.082	5.640	945	12.513

Somente para fins de
Identificação
BDO TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.06.03.02	Despesas Financeiras	(32.289)	(151.322)	31.819	(208.221)
3.06.03.02.01	Encargos de Dívidas	(17.576)	(92.304)	(43.556)	(133.816)
3.06.03.02.02	Encargos de Debêntures	(11.163)	(25.200)	(5.385)	(16.297)
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(1.136)	(5.706)	1.114	(1.459)
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação ELOS	(3.204)	(6.388)	(1.721)	(5.242)
3.06.03.02.05	Encargos s/Concessão ANEEL	(4.084)	(11.716)	(3.487)	(9.736)
3.06.03.02.06	Encargos s/Tributos e Contrib. Sociais	(78)	(7.322)	(933)	(1.092)
3.06.03.02.07	Variação Monetária s/Empr.Financiamentos	30.115	155.090	97.489	8.068
3.06.03.02.08	Variação Monetária - Debêntures	3.149	2.664	(2.566)	(7.613)
3.06.03.02.09	Var.Monet.s/Prov./Rev.Provisões Operac.	212	(2.925)	1.216	(528)
3.06.03.02.10	Var.Monet.s/Obrig.Contr.Fundação ELOS	(1.788)	(5.833)	(1.728)	(4.926)
3.06.03.02.11	Var. Monet. s/Concessão ANEEL	2.599	(2.409)	(5.993)	(14.282)
3.06.03.02.12	Variação Monetária - Outras	(827)	(5.038)	(2.148)	(5.457)
3.06.03.02.13	Perdas com Swap de Taxa de Juros	(228)	(570)	(334)	(1.150)
3.06.03.02.14	Perdas com Swap de Taxa de Câmbio	(23.373)	(125.175)	0	0
3.06.03.02.15	Outras	(4.907)	(18.490)	(149)	(14.691)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	318.385	852.919	356.025	639.311
3.08	Resultado Não Operacional	3.625	3.515	(80)	(2.635)
3.08.01	Receitas	31.369	31.438	28	29.028
3.08.02	Despesas	(27.744)	(27.923)	(108)	(31.663)
3.09	Resultado Antes Tributação/Participações	322.010	856.434	355.945	636.676
3.10	Provisão para IR e Contribuição Social	17.808	(119.890)	(56.148)	(62.219)

Somente para fins de
Identificação
BDO TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
3.10.01	Contribuição Social	(1.096)	(30.766)	(16.575)	(18.214)
3.10.02	Imposto de Renda	18.904	(89.124)	(39.573)	(44.005)
3.11	IR Diferido	(32.447)	(36.492)	(64.462)	(40.556)
3.11.01	Contribuição Social	(27.804)	(36.008)	(15.517)	(39.175)
3.11.02	Imposto de Renda	(4.643)	(484)	(48.945)	(1.381)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	307.371	700.052	235.335	533.901
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742	652.742	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,47089	1,07248	0,00036	0,00082
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas ITASA, CEM, Lages Bioenergética e Tractebel Energia Comercializadora, porquanto a controlada Delta Energética S.A. não desenvolveu atividades operacionais nos trimestres em análise.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir:

a) ITASA

Controlada	3° Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas	23.921	31.557	-24,20
Custo de bens vendidos	(6.477)	(28.912)	-77,60
Resultado bruto	17.444	2.645	559,51
Margem bruta	72,92%	8,38%	64,54 p.p.
Despesas c/vendas, gerais e administrativas	(4.924)	(5.378)	-8,44
Resultado financeiro líquido	(6.801)	(11.957)	-43,12
Lucro (prejuízo) operacional	5.719	(14.690)	-
Imposto de renda e contribuição social	(1.950)	4.529	-
Lucro líquido do trimestre	3.769	(10.161)	-
Margem líquida	15,76%	-	-

Considerando que a ITASA é controlada em conjunto com a CSN, a consolidação observa a proporção de 48,75%, que corresponde à participação da Companhia em seu patrimônio líquido. Assim sendo, os valores constantes da tabela acima se referem a 48,75% dos apurados por aquela controlada. As demais controladas são consolidadas integralmente.

A redução de 24,20% nas vendas líquidas refere-se, substancialmente, a dois fatores: (i) término do reajuste extraordinário temporário aplicado aos contratos de venda de energia elétrica para seus acionistas; (ii) redução do preço de venda de energia elétrica contratada com seus acionistas, em abril de 2005, para adequação da tarifa às obrigações da Companhia.

A rubrica custo de bens vendidos, referente ao 3° trimestre de 2004, contempla o reconhecimento no resultado dos custos de exposição no MAE no período de racionamento, no valor de R$ 22.859. Do total destes custos, que se encontravam reconhecidos na rubrica *Despesas Pagas Antecipadamente*, R$ 1.923 foram amortizados concomitantemente com o faturamento do reajuste extraordinário temporário acima citado, cuja vigência findou em janeiro de 2005, e R$ 20.936 foram transferidos para o resultado, em virtude do cancelamento do referido reajuste extraordinário de preço, em julho de 2004.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O contexto acima ocasionou um aumento de 559,51% no resultado bruto. A margem bruta também teve um aumento substancial de 64,54 p.p., em face da redução do custo ter superado a da receita, melhorando, desta forma, a relação custo x receita.

As despesas financeiras líquidas apresentaram redução de 43,12%, em relação ao 3° trimestre de 2004, devido aos seguintes principais fatos: a) amortizações de debêntures ocorridas nos meses de dezembro de 2004 e junho de 2005, reduzindo o passivo exposto à variação monetária gerada no resultado deste 3° trimestre de 2005. Além disto, a menor variação do IGP-M no presente trimestre, em relação ao 3° trimestre de 2004, de -1,52% e 3,25%, respectivamente, contribuiu para a redução da variação monetária.

b) CEM

Controlada	3° Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas	64.782	58.323	11,07
Custo de bens vendidos	(10.237)	(9.152)	11,85
Resultado bruto	54.545	49.171	10,93
Margem bruta	84,20%	84,31%	-0,11 p.p.
Despesas com vendas, gerais e administrativas	(7.901)	(5.459)	44,73
Resultado financeiro financeiras líquido	(14.410)	10.209	-
Resultado operacional	32.234	53.921	-40,22
Resultado não operacional	-	(17)	-
Imposto de renda e contribuição social	(10.985)	(18.469)	-40,52
Lucro líquido do trimestre	21.249	35.435	-40,03
Margem líquida	32,80%	60,76%	-27,96 p.p.

Como se verifica no quadro acima, no presente trimestre, a Companhia apresentou lucro líquido de R$ 21.249, enquanto que no mesmo período de 2004 o lucro atingiu R$ 35.435. Esta redução decorre, basicamente, do fato de que o resultado financeiro do 3° trimestre de 2004 sofreu impactos que não se repetiram no terceiro trimestre deste ano, em função da liquidação antecipada do financiamento com o BID, ocorrida em maio de 2005. Estes impactos referem-se ao ganho cambial de R$ 32.656, em decorrência da valorização do Real frente ao Dólar, e aos encargos financeiros da dívida com o BID de R$ 7.659.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Os demais componentes considerados importantes na formação do resultado, com as respectivas evoluções estão, a seguir, comentados.

Receita líquida das vendas e dos serviços. Aumentaram 11,07%, passando de R$ 58.323 no 3° trimestre de 2004 para R$ 64.782 neste trimestre, em decorrência, substancialmente, do reajuste anual de preço do contrato de venda de energia.

Custo das vendas e dos serviços. O custo das vendas aumentou 11,86%, em relação ao 3° trimestre de 2004, passando de R$ 9.152 para R$ 10.237, em função de reajustes contratuais.

Despesas com vendas, gerais e administrativas. Estas despesas totalizaram R$ 5.459 e R$ 7.901 nos 3°s trimestres de 2004 e 2005, respectivamente, apresentando um aumento de 44,73%, resultante, principalmente, do incremento dos encargos de transmissão e conexão, que passaram de R$ 4.248 no 3° trimestre de 2004 para R$ 6.218 no atual trimestre.

c) Lages Bioenergética

Controlada	3° Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas	8.646	7.966	8,54
Custo das vendas	(4.616)	(3.834)	20,40
Resultado bruto	4.030	4.132	-2,47
Margem bruta	46,61%	51,87%	-5,26 p.p.
Despesas c/vendas, gerais e administrativas	(34)	(27)	25,92
Resultado financeiros líquido	(818)	(1.017)	-19,57
Resultado operacional	3.178	3.088	2,91
Imposto de renda e contribuição social	(489)	(406)	20,44
Lucro líquido do trimestre	2.689	2.682	0,26
Margem líquida	31,10%	33,67%	-2,57 p.p.

O aumento de 8,54% verificado na receita líquida decorre de reajustes de preços aplicados nos contratos existentes.

O custo das vendas refere-se, basicamente, a aquisição de combustível para geração de energia e teve aumento de 20,40%, maior do que o verificado nas receitas líquidas. Por esta razão, o resultado bruto reduziu 2,47%, diminuindo a margem bruta em 5,26 pontos percentuais.

As despesas com vendas, gerais e administrativas foram afetadas pelo aumento da taxa de fiscalização ANEEL e outras despesas. Já o resultado financeiro líquido apresentou redução de 19,57%, em virtude do aumento da renda de aplicações financeiras, em relação ao 3° trimestre de 2004.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O imposto de renda e a contribuição social representam 15,39% no 3° trimestre de 2005 e 13,15% no mesmo período de 2004, do lucro antes destes tributos, em virtude da Lages Bioenergética adotar o lucro presumido como regime de tributação.

d) Tractebel Energia Comercializadora

Controlada	3° Trim. 2005
Receita líquida de vendas	28.589
Custo das vendas	(24.781)
Resultado bruto	3.808
Margem bruta	13,32%
Despesas c/ vendas, gerais e administrativas	(92)
Resultado financeiro líquido	134
Resultado operacional	3.850
Imposto de renda e contribuição social	(1.303)
Lucro líquido do trimestre	2.547
Margem líquida	8,91%

A Tractebel Energia Comercializadora iniciou suas operações, efetivamente, em setembro de 2004, impedindo, assim, a comparabilidade entre o 3° trimestre de 2005 com o mesmo período do ano anterior.

O custo das vendas refere-se à compra de energia elétrica para revenda.

As despesas com vendas, gerais e administrativas referem-se, substancialmente, a encargos de uso do sistema de transmissão decorrentes da exportação de energia elétrica.

Tendo em vista que a Tractebel Energia Comercializadora não possui dívidas, seu resultado financeiro é composto, basicamente, de variação cambial das contas a receber decorrente de exportação de energia elétrica.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

e) Indicadores consolidados (Controladora e controladas)

Indicadores de resultado

Consolidado	3º Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas e/ou serviços	621.744	661.866	-6,06
Custo de bens e/ou serviços vendidos	(232.376)	(278.071)	-16,43
Resultado bruto	389.368	383.795	1,45
Margem bruta	62,63%	57,99%	4,64 p.p.
Lajida (Ebitda)	368.196 [1]	364.811 [1]	0,93
Resultado do serviço	317.787	312.506	1,69
Despesas c/vendas, gerais e administrativas	(73.268)	(72.976)	0,40
Resultado financeiro líquido	2.285	45.206	-94,95
Resultado operacional	318.385	356.025	-10,57
Resultado não operacional	3.625	(80)	-
Imposto de renda e contribuição social	(14.639)	(120.610)	-87,20
Lucro líquido do trimestre	307.371	235.335	30,61
Margem líquida	49,44%	35,56%	13,88 p.p.

(1) Lajida (Ebitda): Lucro Operacional + resultado financeiro + depreciação e amortização + amortização de ágio.

Indicadores financeiros

Indicadores	30.09.2005	30.06.2005	%
Ativos totais	5.913.854	5.767.610	2,54
Dívidas em moeda estrangeira	527.987	567.368	-6,94
Dívidas em moeda nacional	1.056.116	1.076.117	-1,86
Patrimônio líquido	3.377.008	3.069.637	10,01

1.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
1732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

9.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
- TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	7,97
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	17,83
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.528		344.528	

Somente para fins de
Identificação

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PARTICULAR
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Município de Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Conforme mencionado na Nota 9-e do quadro 04.01, em junho de 2004 a Companhia transferiu 33,33% do empreendimento à empresa Elétrica Jacuí S.A. – ELEJA, e em 29.07.2005 transferiu participação adicional de 33,33%, pelo exercício da primeira opção de compra, pela ELEJA, passando a Tractebel Energia a deter 33,34% do projeto Jacuí.

O projeto Jacuí, localizado no município de Charqueadas, é constituído por uma usina termoelétrica a carvão mineral pulverizado, com capacidade instalada prevista de 350 MW, encontra-se paralisado, desde 1991.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Seguros

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.515.233 mil, equivalentes a R$ 7.811.551 mil em 30.09.2005, e de lucro cessante com valor declarado de US$ 98.503 mil, equivalentes a R$ 218.893 mil em 30.09.2005. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 333.330 mil em 30.09.2005, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 711.104 mil em 30.09.2005, e lucro cessante de US$ 8.105 mil, equivalentes a R$ 18.011 mil em 30.09.2005, através do endosso nº 1095000026.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 111.110 mil em 30.09.2005. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 20.000 mil equivalentes a R$ 44.444 mil em 30.09.2005, e seguro de Riscos de Engenharia com cobertura de uma turbina a vapor, com potência de 27 MW, na fase de testes e durante 12 meses de manutenção.

Os limites máximos de indenização dos riscos de engenharia são os seguintes:

- Sobre cobertura básica incluindo testes – R$ 7.600 mil
- Sobre cobertura de manutenção ampla – R$ 7.600 mil

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de executivos (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

Serviços de Auditoria - Instrução CVM nº 381, de 14.01.2003

Os auditores independentes da Companhia e de suas controladas não prestam outros serviços além dos serviços de auditoria contábil.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – CONSUMIDORES E CONCESSIONÁRIAS

	Consolidado				
	30.09.2005				30.06.2005
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	46.106	451	2.333	48.890	52.361
Concessionárias	168.357	4	-	168.361	177.153
Comercializadoras	50.154	-	-	50.154	46.960
Exportação	75	-	740	815	1.440
Transações no âmbito do MAE	125.822	-	13.950	139.772	167.448
	390.514	**455**	**17.023**	**407.992**	**445.362**
(-) Provisão para Créditos de Liquidação Duvidosa	(110.470)	-	(12.029)	(122.499)	(131.625)
	280.044	455	4.994	285.493	313.737
Longo prazo					
Transações no âmbito do MAE	7.846	-	-	7.846	9.697
	7.846	-	-	7.846	9.697

NOTA 2 – TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado	
	30.09.2005	30.06.2005
Circulante		
Certificado de Depósito Bancário – CDB	106.111	75.778
Letras Financeiras do Tesouro – LFT	125.394	149.017
Letras do Tesouro Nacional - LTN	185.644	42.243
Operações compromissadas com títulos públicos federais	85.314	36.797
Notas do Tesouro Nacional – NTN	4.707	5.144
Notas do Banco Central – NBC-E	31.315	32.525
	538.485	**341.504**
(-) Provisão para perdas em aplicações financeiras	(17.427)	(17.427)
	521.058	324.077
Longo Prazo		
Certificado de Depósito Bancário - CDB	36.125	36.325

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data-base das Informações Trimestrais.

As aplicações do Fundo de Investimentos Exclusivo estão consolidadas nas demonstrações financeiras e segregadas de acordo com a natureza de seus ativos.

NOTA 3 – ATIVO FISCAL DIFERIDO

	Consolidado				
	30.09.2005				30.06.2005
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas Jacuí	303.131	-	27.282	27.282	54.555
Remuneração das Imobilizações em Curso - RIC	238.882	33.433	-	33.433	33.433
Benefícios pós-emprego	131.565	32.891	11.841	44.732	55.160
Provisão para créditos de liquidação duvidosa	122.499	30.625	11.025	41.650	44.752
Provisão para contingências	144.235	36.059	12.980	49.039	43.967
Provisão para amortização acelerada UTE William Arjona	32.708	8.177	2.944	11.121	11.405
Provisão p/perdas com créditos de ICMS	38.271	9.568	3.444	13.012	12.356
Provisão para grandes manutenções	30.703	7.676	2.763	10.439	11.054
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	5.926
Provisão bônus gerencial	701	175	63	238	353
Provisão honorários advocatícios	624	156	56	212	210
Prejuízo fiscal	11.017	2.754	-	2.754	3.186
Base negativa da contribuição social	59.991	-	5.399	5.399	4.412
		165.871	79.366	245.237	280.769
Classificação do ativo fiscal diferido:					
Circulante		48.772	16.350	65.122	72.303
Realizável a longo prazo		117.099	63.016	180.115	208.466
		165.871	79.366	245.237	280.769

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Somente para fins de identificação
BDO TREVISAN Auditores Independentes

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de sua controlada CEM indicam que os ativos fiscais diferidos serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

	Consolidado								
Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	27.282	-	-	-	-	-	-	27.282
Remuneração das Imobilizações em Curso - RIC	836	3.343	3.343	3.343	3.344	6.687	10.030	2.507	33.433
Demais diferenças temporárias	9.814	18.496	11.983	15.693	23.019	85.159	11.876	329	176.369
Prejuízo fiscal	82	808	1.302	562	-	-	-	-	2.754
Base negativa da contribuição social	4.399	287	464	249	-	-	-	-	5.399
Ativo fiscal diferido, registrado	**15.131**	**50.216**	**17.092**	**19.847**	**26.363**	**91.846**	**21.906**	**2.836**	**245.237**
Ativo fiscal diferido, Jacuí	-	75.783	-	-	-	-	-	-	75.783
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	26.288	26.288
	15.131	125.999	17.092	19.847	26.363	91.846	21.906	29.124	347.308

Na elaboração do quadro acima, o ano de 2005 compreende somente 3 meses (outubro a dezembro).

NOTA 4 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Consolidado			
	30.09.2005		30.09.2004	
	Contribuição social	*Imposto de renda*	*Contribuição social*	*Imposto de renda*
Resultado antes dos tributos	**856.434**	**856.434**	**636.676**	**636.676**
Diferenças permanentes				
Adições				
Amortização de ágio	-	5.060	-	5.060
Gratificação e 13º de dirigentes	-	1.371	-	1.065
Doações incentivadas	924	924	150	150
Doações indedutíveis	115	115	758	758
Multas	(291)	(291)	-	-
Ajuste de controlada tributada pelo lucro presumido	(5.711)	(6.805)	(1.196)	(1.824)
Outras despesas indedutíveis	254	254	468	468
Exclusões				
Reversão de juros sobre o capital próprio	(110.000)	(110.000)	-	-
Provisão para perdas UTE Jacuí	-	(303.040)	-	(365.581)
Remuneração das Imobilizações em Curso – RIC	-	(81.465)	-	(95.085)
(=) Base de cálculo dos tributos no resultado	**741.725**	**362.557**	**636.856**	**181.687**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(66.755)**	**(90.639)**	**(57.317)**	**(45.422)**
Incentivos fiscais	-	924	-	150
Adicional de 10% sobre lucro até R$ 20 mensais	-	81	-	54
Contribuição social e imposto de renda sobre prejuízos de controladas não reconhecidos em créditos fiscais diferidos	-	-	(132)	(337)
Outros	(19)	26	60	169
(=) Contribuição social e imposto renda no resultado	**(66.774)**	**(89.608)**	**(57.389)**	**(45.386)**
Composição dos tributos no resultado:				
Corrente	(30.766)	(89.124)	(18.214)	(44.005)
Diferido	(36.008)	(484)	(39.175)	(1.381)
	(66.774)	(89.608)	(57.389)	(45.386)

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 – ATIVO IMOBILIZADO

a) Composição

	Consolidado			
	30.09.2005		30.06.2005	
	Taxas médias de reintegração	Custo corrigido	Custo corrigido	Empresa
Imobilizações em Serviço				
Intangível				
Direito de Exploração UHE Cana Brava		88.664	88.664	CEM
(-) Amortização Acumulada	3,2	(9.084)	(8.373)	
		79.580	**80.291**	
Tangível				
Geração Hidráulica				
UHE Salto Santiago	2,5	638.934	638.767	Controladora
UHE Salto Osório	2,8	297.054	288.878	Controladora
UHE Passo Fundo	2,5	123.120	123.120	Controladora
UHE Itá (participação em consórcio)	2,3	1.779.342	1.779.353	Controladora/ ITASA
UHE Cana Brava	2,5	871.278	871.254	CEM
UHE Machadinho	2,5	178.969	179.928	Controladora
		3.888.697	3.881.300	
(-) Depreciação Acumulada		(1.076.339)	(1.058.893)	
		2.812.358	**2.822.407**	
Geração Térmica				
Complexo Jorge Lacerda	4,3	2.456.991	2.455.028	Controladora
UTE Charqueadas	4,4	54.808	54.807	Controladora
UTE Alegrete	4,1	8.101	8.101	Controladora
UTE Willian Arjona	4,3	174.498	139.286	Controladora
UTE Lages	4,3	68.048	57.854	Lages
		2.762.446	2.715.076	
(-) Depreciação Acumulada		(1.289.411)	(1.231.804)	
		1.473.035	**1.483.272**	
Sistema de Comunicação	6,1	1.102	1.102	Consolidado
(-) Depreciação Acumulada		(778)	(571)	
		324	**531**	
Equipamentos Gerais e Outros	10,0	36.700	35.792	Consolidado
(-) Depreciação Acumulada		(19.849)	(17.950)	
		16.851	17.842	
		4.382.148	**4.404.343**	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado		
	30.09.2005 Custo corrigido	30.06.2005 Custo corrigido	Empresa
Total das Imobilizações em Serviço	**4.382.148**	**4.404.343**	
Imobilizações em Curso			
Geração Hidráulica			
UHE Salto Santiago (obra de adição)	776	1.145	Controladora
UHE Salto Osório (obra de adição)	8.658	20.973	Controladora
UHE Itá (custos retardatários)	6.702	6.549	Controladora/ ITASA
UHE Cana Brava	367	4	CEM
Outros	666	1.319	Controladora
	17.169	**29.990**	
Geração Térmica			
UTE Jacuí	26.541	52.742	Controladora
Complexo Jorge Lacerda (obra de adição)	12.770	9.911	Controladora
UTE Charqueadas (obra de adição)	1.253	879	Controladora
UTE Lages	2.708	11.145	Lages
Outros	83	18	Controladora
	43.355	**74.695**	
Outros	**3.466**	**1.592**	Controladora
	63.990	**106.277**	
Imobilizações líquidas	**4.446.138**	**4.510.620**	
Obrigações Especiais	**(56.689)**	**(56.689)**	Controladora/ Lages
	4.389.449	**4.453.931**	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

b) Mutação no trimestre

	Em serviço	Em curso	Total
Saldo em 31.03.2005	**4.448.356**	**100.275**	**4.548.631**
Aquisições	875	11.645	12.520
Transferências	5.643	(5.643)	-
Depreciação	(50.438)	-	(50.438)
Baixas	(93)	-	(93)
Saldo em 30.06.2005	**4.404.343**	**106.277**	**4.510.620**
Aquisições	574	13.060	13.634
Transferências	28.922	(28.922)	-
Depreciação	(50.360)	-	(50.360)
Baixas	(1.331)	(26.425)	(27.756)
	4.382.148	**63.990**	**4.446.138**
Obrigações Especiais	(56.689)	-	(56.689)
Saldo em 30.09.2005	**4.325.459**	**63.990**	**4.389.449**

NOTA 6 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	30.09.2005			30.06.2005		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	89.297	288.133	377.430	89.183	317.429	406.612
Instituições financeiras	19.345	131.212	150.557	17.861	142.895	160.756
	108.642	**419.345**	**527.987**	**107.044**	**460.324**	**567.368**
Moeda Nacional						
ELETROBRÁS	71.555	193.473	265.028	69.796	212.036	281.832
Instituições financeiras	60.732	350.748	411.480	60.006	362.632	422.638
	132.287	**544.221**	**676.508**	**129.802**	**574.668**	**704.470**
	240.929	**963.566**	**1.204.495**	**236.846**	**1.034.992**	**1.271.838**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

b) Mutação no trimestre

	Consolidado		
	Circulante	Longo Prazo	Total
Saldo em 31.03.2005	**292.194**	**1.489.870**	**1.782.064**
Liquidações	(425.343)	-	(425.343)
Transferências	355.385	(355.385)	-
Encargos gerados no trimestre	33.752	1.296	35.048
Variações monetárias geradas no trimestre	(19.142)	(100.789)	(119.931)
Saldo em 30.06.2005	**236.846**	**1.034.992**	**1.271.838**
Liquidações	(54.804)	-	(54.804)
Transferências	36.867	(36.867)	-
Encargos gerados no trimestre	28.790	1.240	30.030
Remuneração de garantias depositadas	-	(12.454)	(12.454)
Variações monetárias geradas no trimestre	(6.770)	(23.345)	(30.115)
Saldo em 30.09.2005	**240.929**	**963.566**	**1.204.495**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Setembro 2005
R$ Milhões
155
29%
Euro
338
64%
Dólar
Norte
Americ.
35
7%
Libra
Esterlina


Dívida Externa em Junho 2005
R$ Milhões
162
29%
Euro
368
65%
Dólar
Norte
Americ.
37
6%
Libra
Esterlina

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Setembro 2005
R$ Milhões
45
7%
Não indexado
265
39%
IVRRGR
367
54%
URTJLP


Dívida Nacional em Junho 2005
R$ Milhões
47
7%
Não indexado
282
40%
IVRRGR
376
53%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.800
1.500
1.200
900
600
300
0
76
114
285
293
111
112
106
107
101
102
285
307
964
1.035
2006
2007
2008
2009
2010
De 2011 até 2024
Total
Setembro 2005
Junho 2005

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a., no 2° trimestre de 2005)
Taxas flutuantes: 12,00% a 20,73%a.a. (12,00% a 20,73% a.a., no 2° trimestre de 2005)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 10,43% a.a., no 2° trimestre de 2005)
Taxas flutuantes: 2,91% a 9,30% a.a. (3,94% a 9,30% a.a., no 2° trimestre de 2005)

NOTA 7 - DEBÊNTURES

a) Controladora

Em 11.05.2005, a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, conforme os registros nºs. CVM/SRE/DEB/2005/024 e 025, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), perfazendo, na data de emissão, 2 de maio de 2005, o montante total de R$ 200.000. A 1ª série, composta por de 14.000 debêntures, vencerá em 2 de maio de 2011 e terá amortização integral em uma única parcela, e a 2ª série, composta por 6.000 debêntures, vencerá em 2 de maio de 2010 e terá amortização integral em uma única parcela. As debêntures da 1ª série serão atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das Debêntures da 1ª série. As debêntures da 2ª série farão jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

A liquidação total da oferta pública das debêntures ocorreu no dia 16.05.2005. Os recursos obtidos por meio da Oferta destinaram-se a aumento de capital na controlada Companhia Energética Meridional – CEM, para propiciar, àquela Companhia, o pré-pagamento dos Contratos de Empréstimos junto ao Banco Interamericano de Desenvolvimento (BID).

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001. O saldo atualizado em 30.09.2005, nas demonstrações financeiras consolidadas, é de R$ 73.247, sendo R$ 11.822 no passivo circulante e R$ 61.425 no exigível a longo prazo (até 30.06.2005, R$ 72.682, R$ 11.257 no passivo circulante e R$ 61.425 no exigível a longo prazo).

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1º de dezembro de 2001 e os da 2º série a partir de 1º de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a. (já pagos)
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a. (já pagos)
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1º de dezembro de 2004, com vencimento final em 1º de dezembro de 2013 e a da 2ª série, a partir de 1º de junho de 2004, com vencimento final em 1º de junho de 2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O total devido a longo prazo tem seus vencimentos assim programados:

	30.09.2005	30.06.2005
2006	4.095	4.095
2007	8.190	8.190
2008	8.190	8.190
2009	8.190	8.190
2010	8.190	8.190
De 2011 até 2013	24.570	24.570
	61.425	61.425

c) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, cujos saldos atualizados até 30.09.2005 é de R$ 99.150, sendo R$ 12.926 no passivo circulante e R$ 86.224 no exigível a longo prazo (até 30.06.2005, R$ 95.908, R$ 10.447 no passivo circulante e R$ 85.461 no exigível a longo prazo).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

O total devido a longo prazo tem seus vencimentos assim programados:

	30.09.2005	30.06.2005
2006	4.435	4.397
2007	9.532	9.448
2008	10.485	10.392
2009	11.534	11.432
2010	12.687	12.575
De 2011 até 2013	37.551	37.217
	86.224	85.461

NOTA 8 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da UHE Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

O saldo desta obrigação, atualizado até 30.09.2005, é de R$ 174.918, sendo R$ 1.528 no passivo circulante e R$ 173.390 no exigível a longo prazo (até 30.06.2005, R$ 173.799, sendo R$ 1.528 no passivo circulante e R$ 172.271 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	30.09.2005	30.06.2005
2006	380	775
2007	1.520	1.551
2008	1.520	1.551
2009	1.520	1.551
2010	1.520	1.551
De 2011 até 2033	166.930	165.292
	173.390	172.271

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos administradores e acionistas
Tractebel Energia S.A.

1 Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Tractebel Energia S.A. (individuais e consolidadas), compreendendo o balanço patrimonial em 30 de setembro de 2005, a demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é emitir relatório, sem expressar opinião sobre essas Informações Trimestrais.

2 Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da companhia.

3 Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis previstas na legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela CVM – Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais.

4 As Informações Trimestrais, compreendendo o balanço patrimonial findo em 30 de junho de 2005 e a demonstração do resultado do trimestre findo em 30 de setembro de 2004 foram revisadas por nós, que emitimos relatórios de revisão especial sem ressalva em 26 de julho de 2005 e 12 de novembro de 2004, respectivamente, este último com parágrafo de ênfase relativa a alguns ativos operacionais do seu parque gerador, que avaliados isoladamente, pelo fluxo de caixa futuro descontado a valor presente não seriam recuperados, mas em conjunto com os demais ativos produziriam fluxo de caixa futuro positivo.

Florianópolis, 20 de outubro de 2005.

Paulo Ricardo Pinto Alaniz
Sócio - contador
CRC RS – 42.460/S - SC
Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

Somente para fins de Identificação
BDO TREVISAN Auditores